SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14F-1
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
METROMEDIA INTERNATIONAL GROUP, INC.
(Exact name of Registrant as specified in its charter)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
591695101
(CUSIP Number of Class of Securities)

Delaware (State or Other Jurisdiction of Incorporation)	58-0971455 (IRS Employer Identification Number)
8000 Tower Point Drive
Charlotte, North Carolina 28227
(Address of principal executive offices and zip code)
(704) 321-7380
(Registrant’s telephone number, including area code)
Copy to:
James M. Dubin, Esq.
Jeffrey D. Marell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

METROMEDIA INTERNATIONAL GROUP, INC.
8000 TOWER POINT DRIVE
CHARLOTTE, NORTH CAROLINA 28227
(704) 321-7380
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1
THEREUNDER
     This Information Statement is being mailed on or about August 1, 2007 to holders of common stock, par value $0.01 per share (the “Common Stock” and the holders thereof, the “Common Stockholders”), of Metromedia International Group, Inc. (“Metromedia” or the “Company”) as part of the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) with respect to the cash tender offer (the “Offer”) by CaucusCom Mergerco Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of CaucusCom Ventures L.P., a British Virgin Islands limited partnership (“Parent”), to purchase any and all of the outstanding shares of Common Stock. Unless otherwise indicated or the context otherwise requires, in this Information Statement, we use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on the board of directors of the Company (the “Board”) (calculated to include seats held by the directors that the holders of the Company’s 7.25% cumulative convertible preferred stock, par value $1.00 per share (the “Preferred Stock” and the holders thereof, the “Preferred Stockholders”), are entitled to elect, voting separately as a class, pursuant to Section 6.1 of the certificate of designation of the Preferred Stock (the “Certificate of Designation”), as described below. Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of July 17, 2007 (as subsequently amended or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser and the Company. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9 or the Merger Agreement, as applicable.
     Pursuant to the Merger Agreement, Purchaser commenced the Offer on July 18, 2007 to purchase any and all of the issued and outstanding shares of Common Stock at a purchase price of $1.80 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser’s offer to purchase, dated July 18, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on August 14, 2007, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. The Company has been advised that copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed by Purchaser to the Common Stockholders of record; the Offer to Purchase and the accompanying Letter of Transmittal are incorporated by reference in the exhibits to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “SEC”) on July 18, 2007.
     The Merger Agreement provides that upon the payment by Purchaser for all shares of Common Stock tendered pursuant to the Offer that represent at least a majority of the shares of Common Stock outstanding, and from time to time thereafter as shares of Common Stock are acquired by Purchaser, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, Parent will be entitled to designate for election or appointment to the Board such number of directors, rounded up to the next whole number, as will give Parent representation on the Board equal to at least that number of directors that equals the product of (x) the total authorized number of directors of the Company (giving effect to the directors appointed or elected pursuant this sentence and including (I) current directors serving as officers of the Company and (II) the directors, if any that the Preferred Stockholders, voting separately as a class, are entitled to elect pursuant to Section 6.1 of the Certificate of Designation) multiplied by (y) the percentage that the aggregate number of shares of Common Stock beneficially owned by Parent or any affiliate of Parent (including any shares of Common Stock that are accepted for payment pursuant to the Offer, but excluding any shares of Common Stock held by the Company or any of its Subsidiaries (as defined in the Merger Agreement)) bears to the number of shares of Common Stock outstanding; provided, however, that, in the event that Parent’s designees are elected or appointed to the Board, (A) the Board shall continue to include any directors that the Preferred Stockholders are entitled to elect pursuant to Section 6.1 of the Certificate of Designation and (B) until the Merger occurs, the Board shall have at least two directors (in addition to any directors entitled to be elected pursuant to Section 6.1 of the Certificate of Designation, as provided in clause (A) above) who are directors of the Company on the date hereof and who are neither officers of the Company nor designees, stockholders, affiliates or associates (within the meaning of the U.S. federal securities laws) of Parent (each such director, an “Independent Director” and, collectively, the “Independent Directors”); and provided, further, that, (i) if there are in office fewer than two Independent Directors, the Board will take all action necessary to cause an individual designated by the remaining Independent Director, which individual shall be neither an officer of the Company nor a designee, stockholder, affiliate or associate of Parent, to fill such vacancy, and such individual shall be deemed to be an Independent Director for purposes of this Agreement, or (ii) if no Independent Directors remain in office, the other directors shall designate two individuals, each of whom shall be neither an officer of the Company nor a designee, stockholder, affiliate or associate of Parent, to fill the vacancies, and each such individual shall be deemed to be an Independent Director for purposes of this Agreement. The Merger Agreement also provides that, at each such time, the Company shall also, subject to any limitations imposed by applicable law, cause (A) each committee of the Board, (B) if requested by Parent, the board of directors of each of the Company’s Subsidiaries and (C) if requested by Parent, each committee of the board of directors of each of the Company’s Subsidiaries, to include individuals designated by Parent and constituting the same percentage of each such committee or board as Parent’s designees constitute of the Board; provided, however, that until the Merger occurs each committee of the Board shall have one member who is an Independent Director; and provided, further, that the relevant percentage of Parent designees to any Subsidiary board of directors shall be with respect to the number of directors that the Company may appoint to such Subsidiary’s board of directors. Under the terms of the Merger Agreement, the Company will take all actions reasonably necessary to effect the election of said directors to the Board and any of the Company’s Subsidiaries. As a result, Parent will have the ability to designate a majority of the Board following consummation of the Offer.
     The Merger Agreement further provides that, following the election or appointment of Parent’s designees and prior to the consummation of the Merger, (i) any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser thereunder, the waiver of any of the Company’s rights thereunder, or the taking of any other action by the Company in connection with the Merger Agreement or the transactions contemplated thereby required to be taken by the Board or any committee thereof will require the concurrence of all of the Independent Directors then in office if such amendment, termination, extension or waiver would or could reasonably be expected to have an adverse effect on the stockholders of the Company (other than Parent, Purchaser and their affiliates), and (ii) the directors of the Company who are not Parent designees shall have the authority to retain such counsel (which may include current counsel to the Company) and other advisors at the reasonable expense of the Company as determined appropriate by these directors in connection with the exercise of their duties as directors and shall have the authority to institute any action on behalf of the Company to enforce the performance of the Merger Agreement.
     This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Parent’s designees to the Board.
     You are urged to read this Information Statement carefully. You are not, however, required to take any action.
     The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, Purchaser and Parent’s designees has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.
PARENT DESIGNEES
     Parent has informed the Company that it will choose its designees for the Board from the list of persons set forth below. The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as one of its designees, such individual’s name and age followed by a description of such designee’s current principal occupation or employment, and material occupations, positions, offices or employment for the past five years. Parent has informed the Company that each of its designees has consented to act as a director of the Company if so appointed or elected. The business address of each person listed below is CaucusCom Ventures L.P., c/o Salford, Norfolk House, 31 St James’s Square, London SW1Y 4JJ, United Kingdom.
     Parent has advised the Company that none of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Age
Graydon Philip Bellingan	37
William Alan McIntosh	39
Irakli Rukhadze	41
Peter Nagle	41
Jamal Khan	38
     Mr. Bellingan currently serves as the Secretary of Purchaser and a member of the board of Caucus Telecom Management Ltd., the general partner of Caucus Carry Management L.P., the general partner of Parent. Since November 2006, Mr. Bellingan has been an Associate at Sun Capital Partners Ltd., a U.K.-based company specializing in private investments. From May 2003 to November 2006, Mr. Bellingan was Executive Director of UBS AG in Zurich. From May 1999 to April 2003, Mr. Bellingan was a Director at Capco Group Holdings Ltd. Mr. Bellingan is a U.K. and South African citizen.
     Mr. McIntosh currently serves as a member of the board of Caucus Telecom Management Ltd., the general partner of Caucus Carry Management L.P., the general partner of Parent. Mr. McIntosh is one of the founders and Executive Director of Pearl Group Ltd., and has held this position since 2003. From 2001 to 2003, Mr. McIntosh has been a director of Sun Capital Partners Ltd., a U.K.-based company specializing in private investments. Mr. McIntosh is a U.K. citizen.
     Mr. Rukhadze currently serves as a Managing Director of Salford Georgia, the local Georgian office of Salford Capital Partners Inc., an international private equity and investment firm based in the British Virgin Islands. From 2001 to 2003, Mr. Rukhadze was one of the founders of and partner at Argo Ventures LLC, a venture capital advisory firm focused on the technology and telecommunications industries. Mr. Rukhadze is a U.S. citizen.

     Mr. Nagle currently serves as President of Purchaser and a member of the board of Caucus Telecom Management Ltd., the general partner of Caucus Carry Management L.P., the general partner of Parent. From 2002 to present, Mr. Nagle has served as a partner and Chief Investment Officer of Salford Capital Partners Inc., an international private equity and investment firm based in the British Virgin Islands. From 2000 to 2002, Mr. Nagle served as a Director of Investment Banking at Merrill Lynch in London. Mr. Nagle is a U.S. citizen.
     Mr. Khan currently serves as the secretary of Caucus Telecom Management Ltd., the general partner of Caucus Carry Management L.P., the general partner of Parent. From 2004 to present, Mr. Khan has served as Group Counsel to Salford Capital Partners Inc., an international private equity and investment firm based in the British Virgin Islands. From 2001 to 2004, Mr. Khan worked as a senior attorney in LeBoeuf, Lamb, Greene & MacRae in London. Mr. Khan is a U.K. citizen.
     None of Parent’s designees is a director of or holds any position with the Company. Parent has advised the Company that, to its knowledge, none of its designees: (i) owns, either beneficially or of record, or has any contractual right to acquire, any securities of the Company; (ii) has benefited from any transaction in any securities of the Company during the past two years; (iii) has any contract or arrangement with regard to any securities of the Company; (iv) except as described in the following four paragraphs, has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC; or (v) has any family relationship with any director, executive officer or key employee of the Company.
     During the course of July 2006, the Company consummated a series of transactions associated with its then 81% ownership interest in Telecom Georgia, a long-distance transit operator located in Tbilisi, Georgia. In summary, the Company acquired a controlling interest in Telenet, a Georgian company providing internet access, data communication, voice telephony and international access services, from a third party in exchange for cash and an indirect minority interest shareholding in both Telenet and Telecom Georgia. Prior to entering into these agreements, Strikland Investments, Inc. (“Strikland”) and Greatbay Investments, Ltd. (“Greatbay”), each an international business company organized under the laws of the British Virgin Islands, directly owned between them 100% of Telecom Georgia Group Ltd, an international business company organized under the laws of British Virgin Islands (“TGG”) that was the sole owner of Telenet. Salford Capital Partners Inc. (including Messrs. Rukhadze, Nagle and Khan) acted on behalf of Strikland and Greatbay in connection with these transactions.
     On April 10, 2007, the Company received a letter from Greatbay and Strikland. The letter notified the Company of such parties’ exercise a put option in respect of their interests in the Company’s indirect subsidiary, International Telcell LLC, a Delaware limited liability company that is the direct parent company of each of Telenet and Telecom Georgia, pursuant to which the Company would be obligated to purchase such interests for a purchase price of $7.5 million, subject to the terms and conditions of an option agreement entered into between an affiliate of Company, Greatbay and Strikland in 2006. On April 16, 2007, at the request of the Company, Greatbay and Strikland revoked their exercise of this put option. Salford Capital Partners Inc. (including Messrs. Rukhadze, Nagle and Khan) acted on behalf of Greatbay and Strikland in connection with the foregoing matters.
     On May 10, 2007, the Company again received a letter from Greatbay and Strikland constituting a notice of exercise of the put option (referred to above) in respect of their minority membership interests in International Telcell LLC, pursuant to which put option the Company was obligated to purchase such interests for a purchase price of $7.5 million, subject to the terms and conditions of an option agreement entered into between an affiliate of Company, Greatbay and Strikland in 2006. At the request of the Company, Greatbay and Strikland later extended the deadline for the Company to consummate such purchase and to pay the put option price to May 30, 2007. Salford (including Messrs. Rukhadze, Nagle and Khan) acted on behalf of Greatbay and Strikland in connection with the foregoing matters.
     On May 30, 2007, the Company announced that (i) Magticom had issued a dividend in the amount of $40 million net of Georgian dividend withholding taxes, of which amount the Company received $20.04 million, with the balance distributed to holders of the minority interests in Magticom and (ii) IT Georgia Holdings LLC, a subsidiary of the Company, had purchased the remaining 74.4% ownership interests in each of the Georgian communications companies Telecom Georgia and Telenet not owned by the Company, for a combined cash price of approximately $12.64 million, of which amount (a) $5.14 million was paid to the Company’s minority partner George Jokhtaberidze for his interests in these ventures and (b) $7.5 million was paid to the Company’s other minority partners, Strikland and Greatbay, in satisfaction of the exercise on May 10, 2007 of the put option held by such partners in respect of their interests in International Telcell LLC (as described above). Salford Capital Partners Inc. (including Messrs. Rukhadze, Nagle and Khan) acted on behalf of Strikland and Greatbay in connection with these transactions and received approximately $2.25 million out of the $7.5 million put option price, which amount was distributed among certain principals and executive officers of Salford Capital Partners Inc., including Messrs. Rukhadze, Nagle and Khan (or their respective affiliates or family members), who received approximately $260,200, $121,400; and $60,700, respectively. In consequence of these transactions, the Company became the sole owner of all of the ownership interests in each of Telecom Georgia and Telenet.
CERTAIN INFORMATION CONCERNING THE COMPANY
     The authorized capital stock of the Company consists of 400,000,000 shares of Common Stock and 70,000,000 shares of Preferred Stock. As of July 17, 2007, there were 103,254,947 shares of Common Stock issued and outstanding (which includes 9,110,000 shares of restricted Common Stock granted under the Stock Incentive Plan), and there were 240,000 shares of Common Stock issuable upon or otherwise deliverable in connection with the exercise of outstanding options and warrants.
     The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of shareholders of the Company, except as otherwise provided by the Certificate of Designation for the Preferred Stock. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.
     According to the terms of the Preferred Stock, in the event the Company does not make six consecutive dividend payments on the Preferred Stock, holders of 25% of the outstanding Preferred Stock can compel the Company to call a special meeting of Preferred Stockholders for the purpose of electing two new directors to the Board. As of September 15, 2002, the Company had failed to make six consecutive Preferred Stock dividend payments. In June 2004, the Company reached an agreement (the “Board of Director Nominee Agreement”) with certain Preferred Stockholders representing discretionary authority (including the power to vote) with regard to 2.4 million shares, or approximately 58%, of the outstanding 4.1 million shares of Preferred Stock (the “Participating Preferred Stock Holders”). Under the terms of the Board of Director Nominee Agreement, the Participating Preferred Stock Holders irrevocably waived the right to request a special meeting of holders of Preferred Stock to elect directors or take any action to request such a meeting until immediately after the next annual meeting of the Company’s stockholders is held. In consideration of this waiver, Messrs. David Gale and Wayne Henderson, who were identified by the Participating Preferred Stock Holders as director candidates, were elected as Class III Directors by the Board. Messrs. Gale and Henderson were re-elected to such positions at the Company’s 2006 annual meeting of stockholders, which was held on December 15, 2006. Their terms will expire at the Company’s next annual meeting of stockholders. At the next annual meeting of the Company’s stockholders, the Preferred Stockholders will have the right to vote separately as a class for the election of two directors unless all dividends in arrears on the shares of Preferred Stock shall have been paid in full, in which case such voting rights and the term of the directors elected pursuant to the Certificate of Designation will terminate as of the date of such payment.
DIRECTORS AND OFFICERS OF THE COMPANY
     Set forth below are the name, age and position of each director and executive officer of the Company as of July 18, 2007, as well as brief biographies of each current director and executive officer of the Company (including current principal occupation or employment, and material occupations, positions, offices or employment) during the past five years. To the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were discussed without sanction or settlement) that resulted in judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Executive Officers:

Name	Age	Position
Mark S. Hauf	58	Chairman of Board, President and Chief Executive Officer
Harold F. Pyle, III	42	Executive Vice President Finance, Chief Financial Officer and Treasurer
B. Dean Elledge	42	Vice President Finance, Chief Accounting Officer and Assistant Treasurer
Natalia Alexeeva	37	Vice President, General Counsel and Secretary
David Lee	48	Vice President of Georgian Operations and General Director of Magticom, Ltd.
Directors:

Name	Age	Class of Director	Director Since
Clark A. Johnson	76	Class III	1990
John S. Chalsty	73	Class III	2001
Stuart Subotnick	65	Class I	1995
Alan K. Greene	67	Class I	2002
Mark S. Hauf	58	Class I	2003
I. Martin Pompadur	71	Class II	1999
David Gale	47	Not applicable — elected by Preferred	2004
Wayne Henderson	65	Not applicable — elected by Preferred	2004
     Mr. Hauf has served as Chairman of the Board, President and Chief Executive Officer of the Company since February 2003. Prior to that time, Mr. Hauf has occupied several positions with affiliates of the Company beginning in 1996. From February 2002 until his appointment to his new role, Mr. Hauf served as the Chief Operating Officer of Metromedia International Telecommunications, Inc. Prior to that, he served as President of Metromedia China Corporation. Mr. Hauf is a member of the Executive Committee.
     Mr. Pyle has served as the Executive Vice President Finance, Chief Financial Officer and Treasurer of the Company since October 2003. Prior to that time, he served as Senior Vice President Finance, Chief Financial Officer and Treasurer since February 2002. Previously, he was the Vice President, Finance and Corporate

Controller at Global TeleSystems, Inc., which was a provider of data, internet and broadband services across Europe, from December 1995 to July 2001.
     Mr. Elledge has served as the Vice President Finance, Chief Accounting Officer since October 1, 2003. Prior to that date, Mr. Elledge was the Vice President of Financial Reporting since March 2002. Previously, he was a Senior Manager at Ernst & Young LLP for the Technology, Communications & Entertainment Group from 1999 to 2001, serving principally telecommunications companies and other high technology companies. Mr. Elledge is a Certified Public Accountant and a Certified Management Accountant.
     Ms. Alexeeva has served as the Vice President, General Counsel and Secretary of the Company since November 2003. From August 2000 and until her appointment to her new role, Ms. Alexeeva served as the Assistant General Counsel of Metromedia International Telecommunications, Inc. Before joining the Company, Ms. Alexeeva was an associate with the law firms Patterson Belknap, Webb & Tyler LLP and Clifford Chance, specializing in corporate law and international business transactions. Ms. Alexeeva is admitted to practice law in the State of New York and in the Russian Federation.
     Mr. Lee has served as the Vice President of Georgian Operations and General Director of Magticom, Ltd. since March 1, 2004. Prior to that time, Mr. Lee was employed as the Deputy General Director of Closed Joint Stock Company Comstar since April 2002. Comstar is a provider of digital telecommunications in Moscow, Russia. The Company owned a 50% interest in Comstar until it disposed of its interest in April 2003. Mr. Lee remained employed with Comstar until he was again hired by the Company in March 2004. Prior to April 2002, Mr. Lee was employed by the Company in various positions since July 2000.
     Mr. Johnson has served as a Director of the Company since 1990. Until March 2007, Mr. Johnson was a Director and non-executive Chairman of PSS World Medical, a distributor of healthcare products to physicians and eldercare facilities. Currently, Mr. Johnson serves on the boards of Refac, Inc., an IP property management company; Neurologix, Inc., an early stage biotech company; and OptiCare Health Systems, Inc., a provider of managed vision and professional eye care products. In addition, Mr. Johnson serves on the Boards of three private companies, World Factory, Inc., an international sourcing and product development company, Brain Twister, Inc., a developer of specialty soft drinks, coffees and teas, and Lydian Trust Company, a diversified financial services company. Mr. Johnson is a member of the Audit Committee and a member of the Nominating and Corporate Governance Committee.
     Mr. Chalsty has served as a Director of the Company since March 2001. Mr. Chalsty is currently the Chairman of Muirfield Capital Management, LLC. He had been with Donaldson, Lufkin & Jenrette since 1969, serving as Chairman and Chief Executive Officer beginning in 1996 and continuing until the Company’s merger with Credit Suisse First Boston in 2002. He also was a senior advisor to

Credit Suisse First Boston until 2002. He is currently a member of the Board of Directors of Occidental Petroleum Corporation and Republican Property Trust, Inc. Mr. Chalsty is also a Trustee of Columbia University and Chairman of the Columbia Investment Management Corporation. Mr. Chalsty is Chairman of the Nominating and Corporate Governance Committee and a member of the Compensation Committee.
     Mr. Gale has served as a Director of the Company since June 2004 when the Company appointed him as a Director pursuant to an agreement between the Company and certain holders of the Company’s Preferred Stock. He is President of Delta Dividend Group, Inc., an investment firm and an ETP holder on the Archipelago Exchange that invests primarily for its own account in preferred stocks and corporate bonds. Previously, he was a Managing Director at Lehman Brothers where he was responsible for the company’s preferred stock sales and trading area. Over the past 10 years, Mr. Gale has served as a Director on the Boards of several publicly traded companies, including Flaherty and Crumrine Preferred Income Funds; four closed-end mutual funds with combined assets of approximately $2.5 billion; Stone Container Corporation, a company in the paper industry with operations in the U.S. and overseas; FreeRealTime.com, an Internet-based financial media company; and Golden State Vintners, a California wine-processing company. Mr. Gale is a member of the Compensation Committee.
     Mr. Henderson has served as a Director of the Company since June 2004, when the Company appointed him as a Director pursuant to an agreement between the Company and certain holders of the Company’s Preferred Stock. Mr. Henderson is currently President of Capital Dynamics International, a consulting firm providing global strategic planning and enterprise Information Communications Technology solutions for corporate and government clients. Before founding Capital Dynamics in 1990, Mr. Henderson held executive positions with Illinois Bell and AT&T. Mr. Henderson is Chairman of the Compensation Committee and a member of the Executive Committee.
     Mr. Subotnick has served as a Director of the Company since 1995. He served as President and Chief Executive Officer of the Company (from December 1996 until November 2001) and as Vice Chairman of the Company’s Board of Directors (from November 1995 until November 2001). Mr. Subotnick has served as Executive Vice President of Metromedia Company and its predecessor-in-interest, Metromedia, Inc., for over five years. He is a Director of AboveNet, Inc. and Carnival Corporation Mr. Subotnick is Chairman of the Executive Committee.
     Mr. Greene has served as a Director of the Company since October 2002 when the Company appointed him as a director pursuant to an agreement between the Company and Elliott Associates, a shareholder of the Company. Mr. Greene is the Chairman and Chief Operating Officer of Greene Rees Technologies, LLC, a corporation specializing in advanced technology for the security industry. In addition, Mr. Greene owns AKG Consulting Partners, Ltd., a private consulting firm. Currently, Mr. Greene is a Director of RAVE LLC, which is the industry leader in the field of advanced Photomask repair, where Mr. Greene serves as Chairman of the Audit Committee and member of the Executive and Compensation Committees. Mr. Greene is also a Director of Intellicorp Inc., a software development company and Connecticut Innovations, a fund investing in Connecticut-based technology companies. Previously, Mr. Greene served as the Chief Financial Officer of International Telecommunication Data Systems, Inc. Prior to this position, he had over twenty years of experience as a Managing Partner at Price Waterhouse. Mr. Greene is Chairman of the Audit Committee and a member of the Nominating and Corporate Governance Committee.
     Mr. Pompadur has served as a Director of the Company since September 1999 and prior to that was a Director of PLD Telekom, Inc. since May 1998. Mr. Pompadur has been Executive Vice President of News Corporation and President of News Corporation Eastern and Central Europe and a member of News Corporation’s Executive Management Committee since June 1998. Since January 2000, Mr. Pompadur has been serving as Chairman of News Corp. Europe. He is a Director of elong, Inc., an online travel service provider in China, serving on its Audit Committee; Nexstar Broadcasting Group, Inc., serving on its Audit Committee; and News Corporation’s subsidiaries News Out of Home B.V., Balkan Bulgarian and SKY Italia. Mr. Pompadur is a member of the Compensation Committee and the Nominating and Corporate Governance Committee.
     Director Independence
     The Board has determined that all members of the Board, other than Mr. Hauf, qualify as “independent directors” under the applicable rules and regulations of the SEC. Mr. Hauf is not independent because he is employed and serves as an executive officer of the Company and certain of its subsidiaries. Each Director who serves on the Compensation Committee, the Audit Committee and the Corporate Governance and Nominating Committee is an independent director under the applicable rules and regulations of the SEC. In addition, the Board has determined that each Director who serves on the Audit Committee meets the “independence requirements” set forth in the applicable rules and regulations of the SEC.
THE BOARD AND BOARD COMMITTEES
     The Board is presently composed of eight members. On June 26, 2007, William F. (Mickey) Harley, III, resigned from the Board. Mr. Harley was a Class II Director and a member of the Audit Committee and the Executive Committee. The Board has not appointed any Class II Director to replace Mr. Harley.
     The Board is divided into three classes, elected for staggered, three-year terms. Prior to the 2006 annual meeting of stockholders, Class I Directors had been elected for a term expiring at the 2005 annual meeting of stockholders, Class II Directors had been elected for a term expiring at the 2006 annual meeting and Class III Directors had been elected for a term expiring at the 2004 annual meeting. Members of each class hold office until their successors are elected and qualified.

Because the Company did not hold an annual meeting of stockholders in 2004 and 2005, the terms of Class I Directors, Class II Directors and Class III Directors expired at the 2006 annual meeting.
     The successors of the class of directors whose term expired at the 2006 annual meeting will hold office for a three-year term, except that the next term for both of the Class III Directors and Class I Directors will be less than three years. At the 2006 annual meeting, Class III Directors were elected to serve until the 2007 annual meeting; Class I Directors were elected to serve until the 2008 annual meeting; and Class II Directors were elected to serve until the 2009 annual meeting. Class I Directors, whose term expires at the 2008 annual meeting of stockholders, are Messrs. Subotnick, Greene and Hauf. The remaining Class II Director, whose term expires at the 2009 annual meeting of stockholders, is I. Martin Pompadur. Class III Directors, whose term expires at the 2007 annual meeting of stockholders, are Messrs. Johnson and Chalsty.
     Pursuant to an agreement between the Company and the Participating Preferred Stock Holders (described above), in June 2004, the Participating Preferred Stock Holders identified Messrs. Gale and Henderson as director candidates and the Board thereafter appointed them as Class III Directors. Upon their election by the Preferred Stockholders as directors at the 2006 annual meeting, Messrs. Gale and Henderson were no longer part of any of the three classes of directors. At the Company’s next annual meeting of stockholders, the holders of Preferred Stock will have the right to vote separately as a class for the election of two new directors, and upon election by the Preferred Stockholders these directors will not be part of any of the three classes of directors and will hold office until the next annual meeting of stockholders or such time as the Company satisfies its obligation to pay all accrued and unpaid dividends to Preferred Stockholders, whichever occurs sooner.
     How often did the Board meet during fiscal year 2006?
     The Board held 16 meetings during fiscal year 2006. Each of Metromedia’s directors attended at least 75% of the aggregate of all meetings of the Board and of all committees of which he was a member held during the periods that he served during fiscal year 2006, except for Mr. Pompadur who attended 11 out of the 16 Board meetings and one of the two compensation committee meetings.
     Director attendance at annual meetings of stockholders
     We encourage all of our directors to attend our annual meetings of stockholders. At the 2006 annual meeting, Messrs. Gale, Greene, Harley, Hauf, Henderson, Johnson and Subotnick attended in person and Mr. Chalsty participated by telephone conference.
     What committees has the Board established?
     The committees of the Board consist of the Audit Committee, the Compensation Committee, the Executive Committee and the Nominating and

Corporate Governance Committee. More information concerning the Audit Committee, the Compensation Committee, the Executive Committee and the Nominating and Corporate Governance Committee is set forth below.
     Audit Committee. The Audit Committee is governed by a charter, a copy of which is included as Appendix A to this Information Statement. The Audit Committee, which from January 1 through December 15 of fiscal year 2006 consisted of Mr. Johnson (Chairman) and Messrs. Greene and Leonard White (who retired as a Class II Directors as of December 15, 2006, the date of the 2006 annual meeting). From December 15, 2006 to June 26, 2007, the Audit Committee consisted of Mr. Greene (Chairman) and Messrs. Johnson and Harley. On June 26, 2007, Mr. Harley resigned from the Board and the Audit Committee currently consists of Mr. Greene (Chairman) and Mr. Johnson. The Audit Committee met two times during fiscal year 2006. The Board has determined that each of the Audit Committee members is independent for the purposes of the applicable rules and regulations promulgated by the SEC.
     Currently, the Board has not designated a member of the Audit Committee as the “audit committee financial expert” as that term is defined by the applicable rules and regulations of the SEC as none of the directors consented to serve in this capacity. However, the Board believes that each of the members of the Audit Committee have sufficient financial expertise and experience to effectively and competently discharge such director’s responsibilities and duties as a member of the Audit Committee.
     Compensation Committee. The Compensation Committee is governed by a charter, a copy of which is included as Appendix B to this Information Statement. The Compensation Committee has overall responsibility with respect to the design, evaluation and recommendation for Board approval of executive officer compensation plans, policies and programs of the Company. The Compensation Committee has the authority to delegate responsibility for the day-to-day management of executive compensation payable to the executive officers of the Company. The Compensation Committee has the responsibility to review and recommend to the Board the compensation of the Chief Executive Officer and the other Named Executive Officers (as defined by Item 402(a)(3) of Regulation S-K under the Exchange Act), which includes Messrs. Pyle, Elledge and Lee and Ms. Alexeeva. The Compensation Committee also administers the Metromedia International Group, Inc. 1996 Stock Incentive Plan and the Metromedia International Group, Inc. 2007 Stock Incentive Plan. The Compensation Committee has retained an independent consulting firm, AON Consulting (“AON”), to assist it in fulfilling its responsibilities. The independent consultant is engaged by, and reports to, the Compensation Committee. In 2006, the independent consultant was engaged for the purpose of conducting a review of the Company’s compensation programs for its executive officers, presenting data on industry compensation trends, specific data relative to each member of senior management and other information relating to compensation and benefits provided (or to be provided) to the Company’s senior executive officers.

     Compensation Committee Interlocks and Insider Participation. The Compensation Committee, which from January 1 through December 15 of fiscal year 2006 consisted of Mr. White (Chairman) and Messrs. Greene, Johnson and Pompadur and which from December 15, 2006 to now consists of Mr. Henderson (Chairman) and Messrs. Gale, Chalsty and Pompadur, met two times during fiscal year 2006 and nine times between January 1, 2007 and July 15, 2007. None of these directors is or ever has been an officer of the Company, and none of them has had any contractual or other relationships with Metromedia during fiscal year 2006 except serving as a director. In addition, none of the members of the Compensation Committee is an executive officer or director of another entity at which one of the Company’s executive officers serves on the board of directors.
     Executive Committee. The Executive Committee is responsible for matters that may arise from time to time between regular meetings of the Board. From January 1 through December 15 of fiscal year 2006, the Executive Committee consisted of Mr. Subotnick (Chair) and Mr. Hauf. Since December 15, 2006 and until now, the Executive Committee consists of Mr. Subotnick (Chair) and Messrs. Hauf and Henderson. During fiscal year 2006, the Executive Committee met two times.
     Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is governed by a charter, a copy of which is included as Appendix C to this Information Statement. Prior to December 15, 2006, the Nominating and Corporate Governance Committee was called the Nominating Committee. The Nominating and Corporate Governance Committee, which from January 1 through December 15 of fiscal year 2006 consisted of Mr. Chalsty (Chairman) and Mr. Johnson and which from December 15, 2006 to now consists of Mr. Chalsty (Chairman) and Messrs. Greene, Johnson and Pompadur, had one meeting during fiscal year 2006. The Board has determined that each member of the Nominating and Corporate Governance Committee is independent under the applicable rules and regulations promulgated by the SEC.
     What is the Nominating and Corporate Governance Committee’s process for identifying and evaluating nominees for director?
     The Nominating and Corporate Governance Committee considers candidates for Board membership suggested by its members, other Board members and management as well as by the Company’s stockholders, as described below. The Committee has the authority to retain a search firm to assist in the identification of director candidates. The Committee screens all potential candidates in the same manner regardless of the source of the recommendation.
     Minimum Qualifications of Directors. In selecting a nominee for director, the Nominating and Corporate Governance Committee requires that a candidate possess certain minimum qualifications, including: personal integrity, commitment and ethical character, and valuing these qualities in others; the absence of interests that would materially impair his or her ability to exercise independent judgment or otherwise discharge the fiduciary duties owed as a director to Metromedia and our stockholders; the ability to represent fairly and equally all stockholders of Metromedia without favoring or advancing any particular stockholder or other constituency of Metromedia; sound judgment, resulting from management or policy-making experience, and an ability to function effectively in an oversight role; a general appreciation regarding issues facing public companies of a size and operational scope similar to Metromedia, such as governance concerns, regulatory obligations, competition, awareness of international factors and basic concepts of corporate finance; adequate available time to commit to matters related to the Board and its committees; and demonstrated achievement in one or more fields of business, professional, governmental, communal, scientific or educational endeavor. Directors are expected to review in advance all meeting materials. It is expected that each candidate will be available to attend all meetings of the Board and any committees on which the candidate will serve.
     The Nominating and Corporate Governance Committee may approve the candidacy of a nominee who does not satisfy all of these requirements if it believes the service of such nominee is in the best interests of Metromedia and its stockholders.
     Additional Qualifications of Directors. In approving candidates for election as director, the Nominating and Corporate Governance Committee will also assure that the Board satisfies the composition requirements set forth under the applicable rules and regulations promulgated by the SEC (or other applicable rules at the time of determination). In addition, the Nominating and Corporate Governance Committee will seek to promote through the nominations process an appropriate diversity on the Board of professional background, experience, expertise, perspective, gender and ethnicity.
     During the process of considering a potential nominee, the Nominating and Corporate Governance Committee may request additional information about, or an interview with, the potential nominee.
     How can stockholders propose nominees for director positions?
     Recommendations of Director Nominees by Stockholders. In accordance with Metromedia’s by-laws and procedures for director nominations by Company stockholders, the Nominating and Corporate Governance Committee will accept for consideration submissions of candidates for director from stockholders of record of the Company who comply with the applicable provisions of its by-laws. All recommendations by eligible stockholders must be in writing, delivered personally to, or mailed to, and received at the principal executive office of the Company, addressed to the attention of the Secretary, (x) with respect to any annual meeting of stockholders, not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting of stockholders (or, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, not later than 10 days after the first date of public disclosure by the Company of the date of the annual meeting of stockholders) and

(y) with respect to any special meeting of stockholders, not later than 10 days after the first date of public disclosure by the Company of the date of the special meeting of stockholders. The written nomination must set forth (i) the name and record address of the stockholder proposing to make nominations, (ii) the class and aggregate number of shares of capital stock held of record, held beneficially and represented by proxy held by such person as of the record date of the meeting and as of the date of such nomination, (iii) all information regarding each stockholder nominee that would be required to be set forth in a definitive proxy statement filed with the SEC pursuant to Section 14 of the Exchange Act, or any successor thereto, and the written consent of each such stockholder nominee to serve if elected, and (iv) all other information that would be required to be filed with the SEC if the person proposing such nomination were a participant in a solicitation subject to Section 14 of the Exchange Act or any successor thereto.
     Stockholder Nominations of Directors. Stockholders entitled to vote for the election of directors may nominate candidates for director only if they provide appropriate written notice of nomination to Metromedia. For directors to be elected at an annual meeting, such notice must be submitted in accordance with the procedures set forth above described under the title “Recommendations of Director Nominees by Stockholders.”
     Shareholder Communications
     A Company stockholder who wishes to communicate with directors should do so by sending his, her or its communications to the General Counsel of Metromedia by telephone, e-mail or regular mail at the telephone number, e-mail address or direct mail address posted to the contact section of our website (www.metromedia-group.com). The General Counsel will review all such correspondence and regularly forward to the Board a summary of all such correspondence and copies of all correspondence that, in the opinion of the General Counsel, is appropriate. Generally, any communications that are not in the nature of advertising, promotions for a product of service, patently offensive material, or material advocating Metromedia or its agents engage in illegal activities will be forwarded promptly to the addressee. If a communication is not presented to the directors because the General Counsel determines that it is not appropriate for delivery to directors, then the director or directors identified in the communication will be made aware of such decision. If a director requests, any such communication will be provided for his or her review.
     Submissions of communications should include the following information: (i) a statement of the type and amount of the Company’s stock that the person holds; (ii) if the person submitting the communication is not a Metromedia stockholder and is submitting the communication to the non-management directors as an interested party, the nature of the person’s interest in Metromedia; (iii) any special interest in the subject matter of the communication; and (iv) the submitter’s address, telephone number and e-mail address, if any.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS
     The following table sets forth, as of June 30, 2007, certain information regarding each person, including any “group” as that term is used in Section 13(d)(3) of the Exchange Act, known to own “beneficially,” as such term is defined in Rule 13d-3 under the Exchange Act, more than 5% of the Company’s outstanding Common Stock. In accordance with the rules promulgated by the SEC, such ownership includes shares currently owned as well as shares which the named person has the right to acquire beneficial ownership of within 60 days, including shares which the named person has the right to acquire through the exercise of any option, warrant or right, or through the conversion of a security. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities.

	Number of Shares of
	Common Stock	Percentage of
	Beneficially	Outstanding Common
Name and Address of Beneficial Owner	Owned(1)	Stock
Metromedia Company One Meadowlands Plaza East Rutherford, NJ 07073	12,415,455	12.0%
John W. Kluge 810 Seventh Avenue New York, New York 10019	17,686,669(2)(8)	17.0%
Stuart Subotnick 810 Seventh Avenue New York, New York 10019	18,000,994(2)(8)	17.3%
Black Horse Group of Companies 45 Rockefeller Plaza, 20th Floor New York, NY 10011	9,947,670(3)(8)	9.6%
News PLD LLC 1211 Avenue of the Americas New York, New York 10036	9,136,744(4)	8.8%
Mark Hauf 8000 Tower Point Drive Charlotte, North Carolina 28227	9,110,000(5)	8.8%
FURSA Alternative Strategies LLC 444 Merrick Road, 1st Floor Lynbrook, New York 11563	7,907,610(6)	7.7%
D.E. Shaw Group of Companies 120 West 45th Street, Tower 45, 39th Floor New York, NY 10036	6,813,000(7)	6.6%

(1)	Unless otherwise indicated by footnote, the named persons have sole voting and investment power with respect to the shares of Common Stock beneficially owned.

(2)	The amounts set forth in the table above include 12,415,455 shares of Common Stock beneficially owned by Messrs. Kluge and Subotnick through Metromedia Company, a Delaware general partnership owned and controlled by John W. Kluge and Stuart Subotnick. In addition, the amounts set forth for Mr. Kluge and Mr. Subotnick include shares owned directly by a trust affiliated with Mr. Kluge (the “Kluge Trust”) of which Mr. Subotnick is a trustee. The Kluge Trust directly owns 5,271,214 shares of Common Stock (which includes, on an as converted basis, 200,000 shares of 7.25% cumulative convertible Preferred Stock, that are currently convertible into 666,666 shares of Common Stock). Mr. Subotnick disclaims beneficial ownership of the shares owned by the Kluge Trust. The amount set forth above for Mr. Subotnick also includes 314,325 shares of Common Stock owned directly by Mr. Subotnick.

(3)	Pursuant to a report on Form 4 filed with the SEC on June 26, 2007. The amount set forth in the table includes (i) 5,972,468 shares of Common Stock owned by Black Horse Capital LP (the “BH Domestic Fund”), (ii) 1,927,833 shares of Common Stock beneficially owned by Black Horse Capital (QP) LP (the “BH QP Fund”) and (iii) 1,331,695 shares of Common Stock beneficially owned by Black Horse Capital Offshore, Ltd. (the “BH Offshore Fund”). In addition, the amounts set forth in the table also includes shares of Common Stock, on an converted basis, 196,282 shares of 7.25% cumulative convertible Preferred Stock, that are currently convertible into 654,274 shares of Common Stock) and held by the following funds:

(i) 419,900 shares of Common Stock owned by the BH Domestic Fund, (ii) 139,807 shares of Common Stock beneficially owned by the BH QP Fund and (iii) 94,567 shares of Common Stock beneficially owned by the BH Offshore Fund. Black Horse Capital Management LLC (“BH Management”) beneficially owns the shares held by the BH Domestic Fund and the BH QP Fund. Black Horse Capital Advisors LLC (“BH Advisors”) beneficially owns the shares held by the BH Offshore Fund. Mr. Dale Chappell and Mr. Brian Sheehy, controlling persons of each of BH Management and BH Advisors, are each deemed to beneficially own the 9,886,270 shares of Common Stock owned by BH Management and BH Advisors. The amount set forth in the table also includes 61,400 shares of Common Stock beneficially owned by Mr. Sheehy personally (which includes, on an as converted basis, 840 shares of 7.25% cumulative convertible Preferred Stock, that are currently convertible into 2,800 shares of Common Stock).

(4)	Pursuant to a report on Schedule 13D filed with the SEC on October 8, 1999 by (i) The News Corporation Limited, a South Australia, Australia corporation, with its principal executive office located at 2 Holt Street, Sydney, New South Wales 2010, Australia, (ii) News America Incorporated, a Delaware corporation, with its principal executive office located at 1211 Avenue of the Americas, New York, New York 10036, (iii) News PLD LLC, a Delaware limited liability company, with its principal executive office located at 1211 Avenue of the Americas, New York, New York 10036, and (iv) K. Rupert Murdoch, a United States citizen, with his business address at 10201 West Pico Boulevard, Los Angeles, CA 90035. News PLD LLC primarily holds, manages and otherwise deals with The News Corporation affiliates’ investment in the Company.

(5)	An award of 9,110,000 shares of restricted Common Stock was granted by the Company to Mr. Hauf on May 25, 2007 pursuant to the Stock Incentive Plan. These shares of restricted Common Stock are subject to transfer and forfeiture conditions outlined in a restricted stock award agreement and in the Stock Incentive Plan. Of the total number of shares of Common Stock subject to the restricted stock award, 2,610,000 were granted in order to make Mr. Hauf whole, on a net after-tax basis, for potential “golden parachute” excise taxes in the event of a change in control of the Company in which shareholders of the Company receive cash consideration. These shares vest only to the extent necessary to cover such excise taxes and will be forfeited to the extent not necessary for that purpose. The Company has also agreed to pay Mr. Hauf any additional cash payments necessary to keep him whole in respect of such taxes to the extent not covered by the vesting of these restricted shares. If a change in control occurs in which the Company’s shareholders do not receive cash consideration, the Company will pay Mr. Hauf in cash to keep him whole for the “golden parachute” excise taxes. The remainder of the award, 6,500,000 shares, will vest according to the following schedule: 50% vest on the first anniversary of the date the award was granted (which anniversary will first occur on May 25, 2008) and 25% vest on each of the second and third anniversaries of the date of grant, subject to Mr. Hauf’s continued employment with the Company on each such vesting date. In addition, any unvested portion of the award will fully vest immediately (i) upon a change in control of the Company, (ii) upon termination of Mr. Hauf’s employment by the Company without cause, (iii) if Mr. Hauf resigns for good reason, (iv) upon Mr. Hauf’s death or (v) upon the termination of Mr. Hauf’s employment by the Company due to Mr. Hauf’s disability. (Change in control has the same meaning as in the Stock Incentive Plan; cause, good reason and disability are defined in the restricted stock award agreement.)

(6)	Pursuant to a report on Schedule 13D/A filed with the SEC on July 3, 2007 by FURSA Alternative Strategies LLC, a Delaware limited liability company, with principal executive offices at 444 Merrick Road, 1st Floor, Lynbrook, New York 11563.

(7)	Pursuant to a report of Schedule 13D/A filed with the SEC on December 19, 2006 by (i) D.E. Shaw Laminar Portfolio, L.L.C., a Delaware limited liability company, (ii) D.E. Shaw & Co., L.P., a Delaware limited partnership, (iii) David E. Shaw & Co., L.L.C., a Delaware limited liability company and (iv) David E. Shaw, a United States citizen, all of which have a business address at 120 West 45th Street, Tower 45, 39th Floor, New York, New York 10036.

(8)	Upon a holder’s decision to convert shares of Preferred Stock to shares of Common Stock, all accrued and/or accumulated dividends are immediately due and payable and may be paid, at the Company’s option, either in cash, in shares of Common Stock or by a combination of cash and Common Stock. By way of example only, based on the June 30, 2007 conversion value of currently accrued and/or accumulated dividends, if the Kluge Trust on that date had elected to convert its shares of Preferred Stock and upon such election the Company decided to pay the outstanding dividends with Common Stock, then the Kluge Trust would have received an additional 379,971 shares of Common Stock, which would be in addition to those beneficially owned shares of Common Stock reported for Mr. Kluge and Mr. Subotnick.

Securities Beneficially Owned by Directors and Executive Officers
     The following table sets forth the beneficial ownership of Common Stock as of June 30, 2007 with respect to (i) each director and director nominee, (ii) each current and former executive officer of the Company named in the Summary Compensation Table under “Executive Compensation” and (iii) all directors and executive officers as a group.

Number of Shares of
	Common Stock	Percentage of
	Beneficially Owned	Outstanding Common
Name of Beneficial Owner	(1)(8)	Stock
Mark S. Hauf	9,110,000(2)	8.7%
Harold F. Pyle, III	100,000	*
Natalia Alexeeva	-0-	*
B. Dean Elledge	635	*
David Lee	-0-	*
John S. Chalsty	60,000(3)	*
David Gale	81,833(4)(9)	*
Alan K. Greene	-0-	*
Wayne Henderson	-0-	*
Clark A. Johnson	284,500(5)	*
I. Martin Pompadur	110,000(6)	*
Stuart Subotnick	18,000,994(7)(9)	17.3%
Graydon Philip Bellingan	-0-	*
William Alan McIntosh	-0-	*
Irakli Rukhadze	-0-	*
Peter Nagle	-0-	*
Jamal Khan	-0-	*
All Directors and Executive Officers as a group (17 persons)	27,749,962	26.6%

*	Holdings do not exceed one percent of the total outstanding shares of Common Stock.

(1)	Unless otherwise indicated by footnote, the named individuals have sole voting and investment power with respect to the shares of Common Stock beneficially owned.

(2)	An award of 9,110,000 shares of restricted Common Stock was granted by the Company to Mr. Hauf on May 25, 2007 pursuant to the Stock Incentive Plan. The shares of restricted Common Stock are subject to transfer and forfeiture conditions outlined in the restricted stock award agreement and the Stock Incentive Plan. Of the total number of shares of Common Stock subject to the restricted stock award, 2,610,000 were granted in order to make Mr. Hauf whole, on a net after-tax basis, for potential “golden parachute” excise taxes in the event of a change in control of the Company in which shareholders of the Company receive cash consideration. These shares vest only to the extent necessary to cover such excise taxes and will be forfeited to the extent not necessary for that purpose. The Company has also agreed to pay Mr. Hauf any additional cash payments necessary to keep him whole in respect of such taxes to the extent not covered by the vesting of these restricted shares. If a change in control occurs in which the Company’s shareholders do not receive cash consideration, the Company will pay Mr. Hauf in cash to keep him whole for the “golden parachute” excise taxes. The remainder of the award, 6,500,000 shares, will vest according to the following schedule: 50% vest on the first anniversary of the date the award was granted (which anniversary will first occur on May 25, 2008) and 25% vest on each of the second and third anniversaries of the date of grant, subject to Mr. Hauf’s continued employment with the Company on each such vesting date. In addition, any unvested portion of the award will fully vest immediately (i) upon a change in control of the Company, (ii) upon termination of Mr. Hauf’s employment by the Company without cause, (iii) if Mr. Hauf resigns for good reason, (iv) upon Mr. Hauf’s death or (v) upon the termination of Mr. Hauf’s employment by the Company due to Mr. Hauf’s disability. (Change in control has the same meaning as in the Stock Incentive Plan; cause, good reason and disability are defined in the restricted stock award agreement.)

(3)	Includes currently exercisable options to acquire 50,000 shares and 10,000 shares of Common Stock at exercise prices of $0.36 and $0.50 per share, respectively, under the 1996 Stock Incentive Plan.

(4)	Includes 21,000 shares of Common Stock beneficially owned through Delta Dividend Group, Inc., of which Mr. Gale is President and majority (55%) owner. In addition, includes on an as converted basis 18,250 shares of Preferred Stock, beneficially owned through Delta Dividend Group, Inc., which shares are currently convertible into 60,773 shares of Common Stock.

(5)	Includes currently exercisable options to acquire 50,000 and 5,000 shares of Common Stock at exercise prices of $2.80 and $11.875 per share, respectively, under the 1996 Stock Incentive Plan.

(6)	Includes currently exercisable options to acquire 50,000; 50,000; and 10,000 shares of Common Stock at exercise prices of $4.50; $2.80; and $0.50 per share, respectively, under the 1996 Stock Incentive Plan.

(7)	Includes 12,415,455 shares of Common Stock beneficially owned by Mr. Kluge and Mr. Subotnick through Metromedia Company, a Delaware general partnership owned and controlled by Messrs. Kluge and Subotnick. In addition, the amounts set forth for Mr. Subotnick include shares directly owned by the Kluge Trust. The Kluge Trust directly owns 5,271,214 shares of Common Stock (which includes, on an as converted basis, 200,000 shares of Preferred Stock, which are currently convertible into 666,666 shares of Common Stock). Mr. Subotnick disclaims beneficial ownership of the shares owned by the Kluge Trust. The amount set forth for Mr. Subotnick also includes 314,325 shares of Common Stock owned directly by Mr. Subotnick.

(8)	Includes currently exercisable options to acquire shares of Common Stock in the amounts and at the exercise prices set forth in the footnotes above, and also includes, on an as converted basis, 218,250 shares of Preferred Stock, which are currently convertible into 727,499 shares of Common Stock.

(9)	Upon a holder’s decision to convert shares of Preferred Stock to shares of Common Stock, all accrued and/or accumulated dividends are immediately due and payable and may be paid, at the Company’s option, either in cash, in shares of Common Stock or by a combination of cash and Common Stock. By way of example only, based on the June 30, 2007 conversion value of currently accrued and/or accumulated dividends, if the Kluge Trust on that date had elected to convert its shares of Preferred Stock and upon such election the Company decided to pay the outstanding dividends with Common Stock, then the Kluge Trust would have received an additional 379,971 shares of Common Stock, which would be in addition to those beneficially owned shares of Common Stock reported for Mr. Subotnick. Were Mr. Gale to have elected to convert his Preferred Stock under the same conditions, then Mr. Gale would have received an additional 34,672 shares of Common Stock, which would be in addition to those beneficially owned shares of Common Stock reported for Mr. Gale.
EXECUTIVE COMPENSATION AND OTHER INFORMATION
CONCERNING EXECUTIVE OFFICERS
Compensation Discussion and Analysis
     Overview
     The Compensation Committee has responsibility for establishing the Company’s compensation philosophy. The Compensation Committee ensures that the components of compensation paid to the Company’s executive officers are consistent with this philosophy, as it is in effect from time to time.
     The discussion that follows provides an overview and analysis of our 2006 executive compensation program and the compensation decisions we have made with respect to our executive officers, who are referred to below as our Named Executive Officers. Later you will find a series of tables containing specific information about the compensation earned by or paid to our Named Executive Officers. Our Named Executive Officers are:

•	Mark S. Hauf	Chairman, President and Chief Executive Officer;

•	Harold F. Pyle, III	Executive Vice President Finance, Chief Financial Officer and Treasurer;

•	Natasha Alexeeva	Vice President, General Counsel and Secretary;

•	B. Dean Elledge	Vice President of Finance, Chief Accounting Officer and Assistant Treasurer

•	David Lee	Vice President of Georgian Operations and General Director of Magticom, Ltd.

     Role of Executive Officers in Compensation Decisions
     The Compensation Committee makes recommendations to the Board regarding, and the Board makes, all significant compensation decisions for the Named Executive Officers. The Chief Executive Officer reviews the performance of each executive officer (other than the Chief Executive Officer, whose performance is reviewed by the Compensation Committee). Recommendations based on these reviews are presented to the Compensation Committee. The Compensation Committee has discretion (subject to approval of the Board) to approve compensation at the recommended or other levels.
     Compensation Policies
     The objectives of the Company’s historical compensation policy for executive officers has been to provide for (i) competitive base compensation and employee benefit packages sufficient to attract and retain superior executive talent, (ii) bonuses based on achievement of financial results, which potentially may represent a significant portion of total compensation, and (iii) long-term equity-based compensation intended to further align the interests of executive officers with those of stockholders and further reward sustained successful performance. Consistent with this policy, the Named Executive Officers have historically received a base salary and, in the case of Mr. Pyle, stock options. However, in consideration of the liquidity issues facing the Company since 2002, and the resulting effect on the Company’s capital stock, since 2002 the primary components of our executive compensation program have generally been limited to base salary, targeted incentive cash bonus awards linked to specific events such as business divestitures and completion of financial statements and SEC filings and limited severance protection. Since 2004, the Company has not paid the U.S.-based Named Executive Officers any annual performance-based bonuses.
     Since 2005, the Compensation Committee has been working with an independent compensation consultant, who has been advising the Compensation Committee on improving the compensation policies of the Company for its executive officers in order to motivate ongoing business success. These new policies and compensation arrangements have been implemented subsequent to our 2006 fiscal year and are discussed below.
     Current Employment Agreements with U.S.-Based Named Executive Officers
     In 2003, severe liquidity constraints prompted a general Company restructuring in which the employment of most of the corporate-level workforce was terminated. In order to retain those executives who remained, these executives were provided with base salaries at levels consistent with former employment agreements. These levels were maintained, notwithstanding the significant downsizing of the Company, in order to address and manage the significant employment loss risks.

     In October 2003, the Company entered into new employment agreements with Messrs. Hauf, Pyle and Elledge and in May 2004 the Company entered into a new employment agreement with Ms. Alexeeva. The employment agreements provided for a base salary, employee benefits and severance payments and benefits upon certain involuntary employment terminations, including enhanced payments and benefits for a severance occurring following a change in control of the Company. The aim of these new executive employment agreements, particularly the salary and severance provisions, was to (i) retain these key executives through at least the successful restructuring of the Company, (ii) acknowledge the risks to sustainable employment created by the Company’s then fragile financial condition, and (iii) accommodate the Company’s limitations with respect to providing equity-based compensation.
     Stock Options
     The Company’s 1996 Incentive Stock Plan expired on January 31, 2006; therefore, new options may not be granted under this plan. However, the Compensation Committee continues to administer the 1996 Incentive Stock Plan as it relates to outstanding options. In addition, in 2007, the Board approved the Metromedia International Group, Inc. 2007 Stock Incentive Plan, but no options have been granted under this new plan.
     In 2002, the Compensation Committee awarded stock options to Mr. Pyle under the 1996 Incentive Stock Plan. This award was made as additional compensation in connection with his agreement to sign on and join the Company, and was considered by the Compensation Committee to be consistent with the overall compensation philosophy described above. The Compensation Committee did not award any stock options to any executive officers in 2003, 2004, 2005 or 2006. However, as a matter of policy, the Compensation Committee has historically believed that the grant of stock options motivates executives to create long-term growth in stockholder value and provides an incentive that focuses the executives’ attention on managing the business as owners of an equity stake in the Company.
     Transaction Bonus Awards — PeterStar Sale
     In connection with the Company’s sale in 2005 of its interest in its PeterStar venture, the Company entered into transaction bonus agreements with Messrs. Hauf, Pyle, Elledge and Ms. Alexeeva, providing for the payment of cash bonuses upon the consummation of the sale of PeterStar. These bonuses were intended to reward these executives for their efforts contributing to the PeterStar valuation that was realized in the sale. The bonuses were paid over a period of time to ensure retention of these executives after closing of the PeterStar transaction. In August 2005, upon the sale of PeterStar, the bonuses became payable to Messrs. Hauf, Pyle, Elledge and Ms. Alexeeva, in three parts as follows: 50% was paid at the closing of the sale, 25% was paid six-months following the closing (in February 2006) and the remaining 25% was paid on the first anniversary of the closing (in August 2006).

     These bonuses totaled $6,883,333, $833,333, $416,667 and $416,667 for each of Messrs. Hauf, Pyle and Elledge and Ms. Alexeeva, respectively. Pursuant to the transaction bonus agreements, the formulas for establishing these bonuses were as follows:
     Mr. Hauf: (i) $1,333,333, plus (ii) 15% of the amount by which the aggregate consideration paid to the Company in the Peterstar transaction exceeded $178 million.
     Mr. Pyle: (i) two times base salary, plus (ii) $133,333.
     Mr. Elledge and Ms. Alexeeva: (i) two times base salary, plus (ii) $66,667.
     These bonus amounts were intended to serve as a surrogate for value the executives would have received upon the sale of the Company’s PeterStar interest had an equity-based executive incentive program been implemented at the time the executives were appointed to their current positions. Since the Company’s interest in PeterStar represented a substantial portion of the Company’s overall assets at the time, and since the value of this interest materially increased over the executives’ term as officers, if an equity-based executive incentive program had been in place during such term, the executives could have realized a substantial gain in value of their equity interests. For the reasons described elsewhere herein, no equity-based program had been implemented for the executives when they were appointed to their current positions. The executives’ employment agreements provided for certain payments to be made upon their leaving the Company involuntarily; such payments generally being equivalent to one to three years of the executive’s base salary at the time of the executive’s separation from the Company. The PeterStar sale bonuses for Pyle, Elledge and Alexeeva were calculated to deliver value that was approximately equivalent to such separation payment amounts, while retaining the executive as an employee of the Company; and, pursuant to the agreements pursuant to which the bonuses were granted, the bonus amounts, if paid, would correspondingly reduce any separation payments due to the executives under their employment agreements. In the case of Mr. Hauf, the PeterStar bonus aimed to create an incentive to maximize the amount ultimately paid for the Company’s PeterStar interest. At the time the PeterStar sale was being considered, $178 million represented the Company’s estimated average market valuation of this interest. Mr. Hauf’s bonus provided an incentive to realize a sale of the Company’s PeterStar interest at a level exceeding this estimated average market valuation.
     The Company also agreed, to the extent any amounts payable to Messrs. Hauf, Pyle, Elledge and Ms. Alexeeva, whether under the transaction bonus agreements or otherwise, were subject to any “golden parachute” excise taxes, to “gross up” all such amounts in an amount equal to the excise taxes imposed, including any excise taxes imposed on the gross-up payments, and any interest and penalties associated with such excise taxes. As mentioned previously, these bonuses were intended to serve as a surrogate for value that the executives would otherwise have realized under an equity-based executive incentive program. Had such a program been implemented when the executives were appointed to their current positions in 2003, it is likely that these excise taxes would not have applied to awards under such a program. Thus, to provide the full value the executives would otherwise have received, the “gross-up” benefits were implemented to offset any such excise taxes.
     In connection with receiving the transaction bonus described above, Mr. Hauf agreed to waive his right to receive severance pay and benefits under his employment agreement, including enhanced severance for certain employment terminations following a change in control in the Company. Though, in exchange for his agreement to be bound by certain restrictive covenants in favor of the Company, Mr. Hauf would have received any unpaid portion of the transaction bonus if his employment had been involuntarily terminated before the full payment thereof.
     In addition, as previously mentioned, in connection with receiving their transaction bonuses, Messrs. Pyle and Elledge and Ms. Alexeeva agreed that any severance pay and benefits to which they ever became entitled under their employment agreements, including enhanced severance for certain employment terminations following a change in control of the Company, would be reduced by the amounts of their transaction bonuses. As of October 1, 2006, based on the severance formula in each of these executives’ employment agreements, the executives would have no right to any severance pay or benefits after applying the reduction for these transaction bonuses.
     Special SEC Filing Bonus Awards
     In the second quarter of 2005, the Company was unexpectedly required to restate its financial results for periods prior to 2004. The Company expected this restatement process to be complex, lengthy and demanding of extraordinary efforts by the Company’s financial reporting workforce. To incentivize Messrs. Pyle and Elledge to complete the process as promptly as possible and bring the Company current in its filings with the SEC, and to compensate them for the extraordinary additional demands expected on their personal time due to the restatement process, on August 9, 2005, the Company entered into Special SEC Bonus Award Agreements with each of these executives. Under these agreements, Mr. Pyle is entitled to a one-time, lump-sum cash bonus of $416,500, and Mr. Elledge is entitled to a one-time, lump-sum cash bonus of $233,000, in each case, payable when and if the Company becomes current in its SEC filings. These amounts reflected the equivalent of one year’s base salary for each executive plus $100,000 divided between the two executives approximately two-thirds for Mr. Pyle and one-third for Mr. Elledge. Given the expected duration of the restatement process and increased personal demands on the executives, the Company determined that such amounts were necessary to address the intended incentive and compensatory aspects of the bonus. These Special SEC Bonus Award Agreements provide that, if the executives’ employment is terminated by the Company without “Cause” (as defined in their employment agreements) before the bonuses are paid, the executives will remain entitled to receive the bonuses. This measure was intended to provide assurance to the executives that their employment would not be terminated after they had materially completed the intended financial reporting work but before actual current SEC periodic reports were filed.
     2006 Incentive Bonus Awards
     In February and August 2006, the final two installments of the PeterStar transaction bonuses described above were paid to Messrs. Hauf, Pyle and Elledge and Ms. Alexeeva. On August 22, 2006, the Compensation Committee authorized, in connection with a specific, anticipated strategic sale transaction, that the Company award new incentive cash bonuses to these executive officers. The incentive bonuses were subsequently ratified by the full Board at a meeting on August 29, 2006. In the strategic sale transaction then contemplated, the Company would have ceased all operations, having monetized its assets at a value considered by the Board to be beneficial to the Company’s stockholders. As planned, the bonuses were intended to provide an incentive to the executives to work toward the consummation of the strategic transaction under circumstances that would likely end their further employment following such consummation. The bonuses were also intended to reward the executives for their contribution to the material increase in Company value reflected in the strategic transaction. In 2006, as in 2005 when the PeterStar bonuses (discussed previously) were awarded, the executives were not participants in any equity-based incentive compensation program, and these new incentive bonuses were intended to serve as a surrogate for the value the executives would have realized had such a program been in place. Only Mr. Hauf and Mr. Pyle executed these incentive bonus agreements. They did so in October 2006.
     These bonuses were payable only if (i) the Company entered into a definitive agreement to consummate the proposed strategic sale transaction or any other sale of the Company or transaction pursuant to which the Company sold all or substantially all of its assets, in each case, by January 31, 2007, (ii) such transaction subsequently closed; and (iii) the holders of shares of Preferred Stock received an amount equal to $68.00 per share of Preferred Stock. The bonus would have been paid on the date of the last payment to the holders of Preferred Stock that resulted in such holders receiving at least $68.00 per share (the “Payment Date”) and Messrs. Hauf and Pyle were generally required to remain employed through the Payment Date to receive their bonus. However, they were still entitled to receive these incentive bonuses if their employment was involuntarily terminated before the Payment Date. As mentioned previously, each incentive bonus was intended to compensate Messrs. Hauf and Pyle for creating the value in the Company’s securities that the Company expected to realize in connection with the transaction and provide an incentive for Messrs. Hauf and Pyle to perform their duties to the Company in furtherance of the Company’s efforts to consummate the transaction.
     The amount of the bonus awarded to Mr. Hauf would have been based on the amount of consideration received by the Company or its shareholders in the strategic transaction, and, specifically, would have been 3.2% of the gross proceeds received by the Company or its shareholders in the transaction. The Company also agreed, to the extent any amounts payable to Mr. Hauf, whether under the incentive bonus agreement or otherwise, were subject to any “golden parachute” excise taxes, to “gross up” all such amounts in an amount equal to the excise taxes imposed, including any excise taxes imposed on the gross up payments, and any interests and penalties associated with such excise taxes. The rationale for providing this “gross-up” payment was the same as that discussed previously in connection with the PeterStar sale bonuses.
     Mr. Pyle would have been entitled to a lump sum bonus payment equal to $1,000,000. It was not expected that any “golden parachute” excise tax would be assessed on Mr. Pyle’s bonus.
     Following the outcome of litigation between the Company and its stockholders relating to the proposed strategic transaction, and changes to the terms of such transaction, the Company’s further consideration of the transaction ceased in December 2006. Thus, the incentive bonuses never became payable as the conditions for payment were never satisfied.
     Chief Executive Officer Compensation
     The compensation package offered to Mr. Hauf was designed to attract, retain and reward superior executive talent. Mr. Hauf and the Company are parties to an employment agreement entered into on October 6, 2003, which has been amended several times since that date and which was amended and restated in July 2007. (This amended and restated employment agreement is described more fully below.) The employment agreement provides for an annual base salary of $550,000 plus certain payments intended to compensate Mr. Hauf for his expenses and similar costs associated with his overseas posting. In 2006, these payments included: (i) reimbursement by the Company for expenses incurred in renting, leasing or purchasing a comparable apartment up to a maximum of $144,000 per year, and (ii) reimbursement for costs of education outside the U.S. for Mr. Hauf’s minor child at any educational institution of his choice up to a maximum of $30,000 per year. The agreement provides that the Company will also pay any taxes assessed against Mr. Hauf with respect to the benefits described in the preceding sentence and will also ensure that the total income tax paid by Mr. Hauf with respect to compensation paid pursuant to his employment agreement is approximately equal to the amount he would pay if he had worked solely in the U.S. Mr. Hauf is also entitled to participate in all welfare and pension benefit programs made available to senior executives of the Company generally. Other than the transaction bonus in connection with the sale of PeterStar (described above), Mr. Hauf has not received any stock option awards or discretionary bonuses since he has held the Chief Executive Officer position. The Company did grant shares of restricted Common Stock to Mr. Hauf in May 2007 (described more fully below). Before this 2007 grant, Mr. Hauf never held any stock of or other equity-based interest in the Company; the Company had never granted him any stock option, stock award or selected him to receive a grant under any equity-based incentive program.

     Fringe Benefits and Personal Income Tax Reimbursement for U.S.-Based Named Executive Officers
     Historically the Company provided certain fringe benefits and personal income tax reimbursements for its U.S.-Based Named Executive Officers. The Company provided Messrs. Pyle and Elledge and Ms. Alexeeva with reasonable commuting and other fringe benefit related expenses in order to remain competitive in the general marketplace for executive talent and allow the executives to work more efficiently. The Company has ‘grossed-up’ these amounts in order to defray the personal income tax effect, if any, of such payments and help the executives to optimize the value received. Although these fringe benefits and ‘gross-up’ benefits are no longer offered to the Named Executive Officers, payments were made to Mr. Pyle during 2006 constituting reimbursement of expenses and the repayment of taxes relating to weekly commuting expenses incurred by Mr. Pyle prior to October 2003 but with respect to which he had not previously sought reimbursement from the Company until 2006.
     Compliance with Internal Revenue Code Section 162(m)
     One of the factors the Compensation Committee considers in connection with compensation matters is the anticipated tax treatment to the Company and to the executives of the compensation arrangements. The deductibility of certain types of compensation depends upon the timing of an executive’s vesting in, or exercise of, previously granted rights. Moreover, interpretation of, and changes in, the tax laws and other factors beyond the Compensation Committee’s control also affect the deductibility of compensation. Accordingly, the Compensation Committee will not necessarily limit executive compensation to that deductible under Section 162(m) of the Code. The Compensation Committee will consider various alternatives to preserving the deductibility of compensation payments and benefits to the extent consistent with its other compensation objectives.
     Employment Agreement with David Lee
     The Company entered into an employment agreement with David Lee, effective April 1, 2006, pursuant to which he is employed as Vice President of the Company’s Georgian Operations, with the exclusive duty of serving as General Director of Magticom, Ltd. He is based in Tbilisi, Georgia. Pursuant to his employment agreement, Mr. Lee is entitled to an annual base salary totaling $230,000. As its General Director, Mr. Lee is an employee of Magticom and receives a salary from that company. The amount of Mr. Lee’s Magticom compensation is deducted from the $230,000 annual salary payable under Mr. Lee’s employment contract with the Company.
     The employment agreement also provides for certain payments and benefits that are intended to compensate Mr. Lee for his overseas posting. Specifically, for any period during the term of Mr. Lee’s employment that he is required to live in Tbilisi, Georgia, the Company shall (i) pay Mr. Lee $1,500 per month to cover housing and living expenses, (ii) reimburse Mr. Lee for medical insurance, and (iii) reimburse Mr. Lee for one round-trip coach class airline ticket between Tbilisi and London every three months. Additionally, the Company will pay or otherwise offset Mr. Lee’s personal tax obligations in respect of compensation payable pursuant to his employment agreement in Georgia, plus the costs of making any tax filings or returns in Georgia. The Company provides this benefit to offset Mr. Lee’s personal tax obligations that arise solely because of his Company posting to Georgia.
     Based on the strong performance by Magticom, Ltd. that was achieved during 2004 and 2005, the Company paid Mr. Lee a $505,500 cash bonus. This bonus was paid retrospectively and had not previously been communicated to Mr. Lee with targets set in advance of 2004 or 2005. The amount was calculated on a basis that would pay Mr. Lee a bonus equivalent to one year’s annual salary for each of the years in question provided that Magticom met the Company’s aggressive business plan targets for Magticom revenue and expense, with proportionately higher amounts paid if these targets were exceeded. All plan targets were exceeded by from 3% to more than 20% in 2004 and 2005.
     Magticom paid Mr. Lee an $18,655 cash bonus in consideration of Magticom’s 2005 performance pursuant to a Magticom bonus program, which paid bonuses to all Magticom employees based on achieving or exceeding earnings targets set forth in Magticom’s annual business plan. The bonuses under this program equaled one month’s salary for meeting Magticom’s earnings target and an additional month’s salary for each 5% by which the target is exceeded.
     2007 Compensation Activities
     As mentioned above, the Compensation Committee has been working with a compensation consultant to develop an executive compensation practice and policy that takes into account both the Company’s historical compensation activities but also looks to appropriate arrangements for the future that enhance the potential for ongoing business success. In this connection, the Compensation Committee has determined that the Company has been and remains in a period of transition, which limits opportunities for varied and complex compensation programs.
     The Compensation Committee has therefore determined not to implement any executive-wide annual cash bonus program for 2007 or long-term compensation program commencing in 2007 that would provide for annual grants of cash or equity-based awards payable based on performance over multi-year performance periods. The Compensation Committee has instead adopted an approach that maintains existing salary levels for the U.S.-Based Named Executive Officers and provides severance protection that has been absent from some of these executives’ compensation packages for a portion of 2006 and 2007.
     Notwithstanding the general approach and philosophy described in the preceding paragraph, the Compensation Committee recognized that it was necessary to analyze whether the U.S.-Based Named Executive Officers had been adequately compensated for the Company value that had been created since they were appointed to their current positions in 2003. Following a review with its compensation consultant of industry benchmarks, the Compensation Committee decided that implementation of an equity-based executive incentive program granting approximately a 10-12% equity interest in the Company to the executive team would have been consistent with reasonable industry practice at the time the present U.S.-Based Named Executive Officers were appointed to their positions in 2003. In reaching this decision, the Compensation Committee acknowledged that these executives, especially Mr. Hauf, were appointed to their positions in 2003 exclusively to manage the turnaround of a company in dire financial condition and in which little stockholder value then remained. The Compensation Committee recognized that Company circumstances in 2003, including the very significant uncertainty as to the future capital structure of the Company, resulted in no equity participation program of any kind being implemented for the executives. It further recognized that the extensive restructuring of the Company following 2003, including nearly continual efforts to conclude various strategic transactions which had or could have significant effect on the Company’s capital structure, postponed consideration of any equity participation program for the executive team throughout that period. Finally, the Compensation Committee acknowledged that the Company turnaround begun in 2003 had succeeded in generating substantial stockholder value.
     In view of this analysis, the Compensation Committee sought to implement an equity-based incentive program in 2007 that would yield value to the U.S.-Based Named Executive Officers comparable to that which they would have realized if such a program with market-standard terms had been implemented in 2003. During the course of its consideration of this matter, the Compensation Committee concluded that amounts paid to date to Messrs. Pyle and Elledge and Ms. Alexeeva, including all bonuses and other non-salary payments, had already yielded value to these executives comparable to that which they would have earned under a market-standard equity participation program implemented in 2003. The Compensation Committee further concluded, however, that amounts paid to date to Mr. Hauf, including his PeterStar sale bonus, fell materially short of the value he would have realized under such an equity participation program. The Compensation Committee reached this conclusion by considering the amount of an equity-based compensation award that might reasonably have been granted to Mr. Hauf in 2003 upon his appointment to his current position and the extent to which the material stockholder value improvements realized since that time were a direct result of his personal leadership and efforts.
     The Compensation Committee therefore determined that it was important to reward Mr. Hauf for the significant amount of Company value that the Compensation Committee believes he is responsible for creating, while at the same time incentivizing him to create additional Company value and to continue his employment with the Company. The Compensation Committee proposed, and the Board approved, an award of restricted Common Stock to Mr. Hauf in an amount intended to make up for the aforementioned shortfall as well as secure Mr. Hauf’s continued service to the Company. The Compensation Committee determined that a restricted stock award that vests over time, with opportunities for accelerated vesting upon a change in control of the Company, was the form of award that was most likely to achieve these goals. The terms of this award are described more fully below.
     However, in recognition of the fact that the Company remains in a period of transition, as described above, the Compensation Committee did not adopt a policy of granting equity-based compensation awards on an annual basis or structuring equity awards as stock options or other types of awards designed to incentivize executives purely to achieve future value. The Compensation Committee has intended to consider and revisit its approach on compensation on an ongoing basis.
     The Compensation Committee worked closely with its compensation consultant to determine the size of Mr. Hauf’s restricted stock award. In setting the number of shares to be subject to the award, the Compensation Committee considered the percentage ownership stakes granted to chief executives of companies in comparable situations as Metromedia, the absence of an equity-based compensation program since Mr. Hauf’s appointment as CEO, the tax impact of an equity award, and the value creation for which Mr. Hauf was already rewarded by the PeterStar bonus.
     The Compensation Committee and the Board also approved transaction bonuses for the officers based in the U.S. to retain them through the transactions contemplated by the Merger Agreement and motivate them to work toward consummation of these transactions.
     CEO Restricted Stock Award
     Following from this work, on May 25, 2007, the Company awarded 9,110,000 shares of restricted Common Stock to Mr. Hauf, which award is intended to (i) reward Mr. Hauf for Company value creation to date that is in addition to the value that he created that was represented by his PeterStar transaction bonus, (ii) provide him with an opportunity to share in future Company success, (iii) motivate him to maximize value for the Company’s stockholders and (iv) retain his services over a three-year vesting period. The shares of restricted Common Stock are subject to transfer and forfeiture conditions outlined in the restricted stock award agreement and the plan pursuant to which the stock was granted.
     Of the total number of shares of Common Stock subject to the restricted stock award, 2,610,000 were granted in order to make Mr. Hauf whole, on a net after-tax basis, for potential “golden parachute” excise taxes in the event of a change in control of the Company in which shareholders of the Company receive cash consideration. These shares vest only to the extent necessary to cover such excise taxes and are forfeited to the extent not necessary for that purpose. The Company has also agreed to pay Mr. Hauf any additional cash payments necessary to keep him whole in respect of such taxes to the extent not covered by the vesting of these restricted shares. If a change in control of the Company occurs in which the Company’s shareholders do not receive cash consideration, the Company will pay Mr. Hauf in cash to keep him whole for the “golden parachute” excise taxes.

     The remainder of the award, 6,500,000 shares, vest according to the following schedule: 50% vest on the first anniversary of the date the award was granted (which anniversary will first occur on May 25, 2008) and 25% vest on each of the second and third anniversaries of the date of grant, subject to Mr. Hauf’s continued employment with the Company on each such vesting date. In addition, any unvested portion of the award will fully vest immediately (i) upon a change in control of the Company, (ii) upon termination of Mr. Hauf’s employment by the Company without “cause”, (iii) if Mr. Hauf resigns for “good reason”, (iv) upon Mr. Hauf’s death or (v) upon the termination of Mr. Hauf’s employment by the Company due to Mr. Hauf’s disability. (Cause and good reason are defined in Mr. Hauf’s restricted stock award agreement.)
     Amendment to CEO Employment Agreement
     In July 2007, the Company entered into an amended version of Mr. Hauf’s employment agreement, which provides for certain severance payments and benefits — the rights to which had previously been waived by Mr. Hauf in connection with the Company’s sale in 2005 of its interest in its Peterstar joint venture (as described above). This new arrangement also provides for certain additional compensation and benefits related to Mr. Hauf’s performance of his employment duties outside of the United States, which the Board and the Compensation Committee determined were critical to providing an appropriate and competitive compensation package to Mr. Hauf given his overseas posting.
     Severance. The amended arrangement provides that, if Mr. Hauf’s employment is terminated by the Company without “cause” or by Mr. Hauf with “good reason,” (as such terms are defined in his agreement) Mr. Hauf will be entitled to receive continued payment of his base salary for (i) 18 months, if such termination does not occur within one-year following a change in control of the Company; or (ii) 36 months if such termination occurs within one-year following a change in control. However, if necessary to avoid the application of Section 409A of the Internal Revenue Code, Mr. Hauf may not receive any amounts until six months after his termination of employment or his death. Mr. Hauf will also be eligible to receive continued medical and dental insurance for the period of salary continuation described above.
     Other Payments and Benefits. The amended arrangement provides that the Company will provide Mr. Hauf with the following compensation and benefits items:
•	A cash amount, added to Mr. Hauf’s salary and payable ratably over the course of each fiscal year (commencing during the 2007 fiscal year), at the same time the salary is paid, of an amount intended to compensate Mr. Hauf for the declining value of the U.S. dollar against the Georgian lari since Mr. Hauf’s employment agreement became effective. This make-whole amount is calculated based on comparing the relevant exchange rate on the first day of each fiscal year to the exchange rate during the month when the employment agreement first became effective.

•	Reimbursement for costs of airfare for Mr. Hauf and his wife and daughter, in business class, for two round-trips per person per calendar year between the country of Georgia and either China or the United States.

•	Reimbursement for costs incurred by Mr. Hauf to maintain security guards and their facilities at his residence in the country of Georgia, up to an aggregate cost of $20,000 annually.

•	A one-time, lump sum $400,000 cash allowance to be used by Mr. Hauf for the purchase of furnishings in the United States for his residence in the country of Georgia.

•	Reimbursement for expenses relating to shipment of Mr. Hauf’s home furnishings from the United States to his residence in the country of Georgia, up to an aggregate cost of $100,000.

•	Replacement of the housing expense reimbursement commitment currently included in Mr. Hauf’s employment agreement, providing for reimbursement of up to $144,000 per year, with a $12,000 monthly housing allowance.
     Stay Bonus Award for Mr. Elledge
     The Company entered into an agreement to pay Mr. Elledge a $50,000 stay bonus if Mr. Elledge remains employed with the Company for nine months after May 25, 2007. If Mr. Elledge’s employment is terminated before the expiration of nine months, either (i) by the Company without “cause,” or (ii) following a change in control of the Company, by Mr. Elledge for “good reason” (cause and good reason are defined in the stay bonus agreement), he will receive the stay bonus on the date of termination. The Company recognized that Mr. Elledge’s continued services were critical to the Company and that it was essential to the best interests of the Company and its stockholders to provide this bonus to incentivize Mr. Elledge to continue to provide his undivided dedication and attention to his duties to the Company.
     Transaction Bonuses and Severance for Messrs. Pyle and Elledge and Ms. Alexeeva
     On July 13, 2007, the Company entered into Transaction Bonus and Severance Agreements with each of Messrs. Pyle and Elledge and with Ms. Alexeeva. The transaction bonuses are designed to retain the executives through the transactions contemplated by the Merger Agreement described in this document. Also, because there is no severance available to these executives pursuant to their employment agreements, the Company determined that severance protection is necessary, particularly given the potential for uncertainty regarding these executives’ positions after a change in control of the Company. Pursuant to the Transaction

Bonus and Severance Agreements, each of the executives is entitled to receive the following payments and benefits:
     • Transaction Bonus. Each officer will receive a cash bonus, paid in a single lump sum (the “Transaction Bonus”), upon the consummation, prior to December 31, 2007, of the transactions contemplated by the Merger Agreement, or any other transaction involving a sale by the Company of its securities or assets entered into in lieu of such transactions (an “Alternative Transaction”). If a change in control of the Company occurs in connection with the cash tender offer component of the transactions contemplated by the Merger Agreement or an Alternative Transaction, and, following such change in control but prior to the payment of the Transaction Bonus, the officer’s employment is terminated by the Company without “cause” or the officer resigns with “good reason,” (as such terms are defined in the Transaction Bonus and Severance Agreements) then such officer will receive the Transaction Bonus on the date of his or her termination of employment. The Transaction Bonuses that Messrs. Pyle and Elledge may become entitled to is, for each officer, $175,000. The Transaction Bonus that Ms. Alexeeva may become entitled to is $100,000.
     • Severance. The Company will provide each officer with severance in the form of salary continuation for the periods specified below. The severance will be payable upon termination of the employment of any such officer by the Company other than for cause or due to his or her disability, or if such officer resigns with good reason. Each such officer will also continue to receive, during such salary continuation period, medical and dental benefits at the same level of benefit in effect immediately prior to the date of termination, at the Company’s expense. For Messrs. Pyle and Elledge, any severance that the officer may become entitled to under the Transaction Bonus and Severance Agreements upon a termination of employment by the Company without cause will be offset by the officer’s right to severance in such circumstance pursuant to the Special SEC Bonus Letters described above.
Severance Benefits — Salary and Benefits Continuation Period

Involuntary Termination
	Involuntary Termination	Within One Year
Name	Before a Change in Control	After a Change in Control
Mr. Pyle	6 months	12 months
Mr. Elledge	3 months	6 months
Ms. Alexeeva	3 months	6 months
     Summary Compensation Table for Fiscal Year 2006
     The following tables and information outline the compensation, including salary, bonus, stock options and other compensation for the fiscal year ended

December 31, 2006, for (i) each person who served as our principal executive officer, (ii) each person who acted as our principal financial officer, and (iii) our three most highly compensated other executive officers who were serving as executive officers at the end of our 2006 fiscal year.
Summary Compensation Table for Fiscal Year 2006

					Non-Equity
Name and					Incentive Plan	All Other
Principal Position	Year	Salary ($)	Bonus ($) (1)	Option Awards ($)	Compensation (2)	Compensation ($)	Total ($)
Mark S. Hauf, Chairman, President and Chief Executive Officer	2006	550,000	—	—	3,441,667	274,143(3)	4,265,810
Harold F. Pyle,III, Executive Vice President Finance, Chief Financial Officer and Treasurer	2006	350,000	—	1,246(4)	416,667	53,886(5)	821,799
B. Dean Elledge, Vice President Finance, Chief Accounting Officer and Assistant Treasurer	2006	200,000	—	—	233,334	6,817(6)	440,150
Natalia Alexeeva, Vice President, General Counsel and Secretary	2006	191,538(7)	—	—	233,334	6,563(8)	431,435
David Lee, Vice President of Georgian Operations and General Director of Magticom, Ltd.	2006	235,242(9)	524,155	—	$—	272,449(10)	1,031,846

(1)	For Mr. Lee, a $505,500 cash bonus was paid pursuant to a performance evaluation by the Company and an $18,655 cash bonus was paid pursuant to a performance evaluation by Magticom.

(2)	For Messrs Hauf, Pyle and Elledge and Ms. Alexeeva, these cash bonuses were paid pursuant to the transaction bonus agreements described in the Compensation Discussion and Analysis section above, which were executed between the respective executive and the Company in connection with the Company’s disposition of its entire interest in PeterStar. Such disposition occurred in August 2005. Each of these executives was entitled to receive a fixed bonus with 50% paid on the date of the sale. The amounts paid in 2006 and reported in the table represent the remaining 50% of each bonus due under such agreements paid in equal tranches, one at six-months following the closing of the sale (in February 2006) and the second paid on the first anniversary of the sale (in August 2006).

(3)	The $274,143 amount for Mr. Hauf is comprised of perquisite payments of $234,700; tax gross-up payments of $32,272 for repayment of taxes related to perquisite payments that represent taxable fringe benefits for Mr. Hauf and tax equalization payments made on behalf of Mr. Hauf (in each case, as required under the terms of Mr. Hauf’s employment agreement), employer matching contributions of $6,600 in the Company’s 401(k) plan and life insurance premium payments of $571. Of the $234,700 of perquisites, $174,400 consists of reimbursement to Mr. Hauf for amounts paid by him for his housing in Georgia and $60,000 represents amounts paid to Mr. Hauf as reimbursement for his payment of his child’s education tuition, (in each case, as required pursuant to the terms of Mr. Hauf’s employment agreement.)

(4)	Represents amounts recognized as compensation expense by the Company during 2006 in accordance with SFAS 123R. Such compensation expense was computed using the Black-Scholes option-pricing model with the assumptions outlined in the Company’s consolidated financial statements included in the Company’s Annual Report as of and for the year ended December 31, 2004.

(5)	The $53,886 amount for Mr. Pyle is comprised of $27,166 in reimbursement payments to Mr. Pyle for his weekly commuting related expenses from his home to the Company’s New York Office (including reasonable weekly airfare and lodging expenditures while in New York) that were incurred by Mr. Pyle prior to October 2003 but with respect to which he had not previously sought reimbursement from the Company until 2006; tax gross-up payments of $19,215 constituting the repayment of taxes related to the $27,166 in reimbursement payments for Mr. Pyle’s weekly commuting costs that represent taxable fringe benefits for Mr. Pyle; employer matching contributions of $6,600 in the Company’s 401(k) plan and life insurance premium payments of $905.

(6)	The $6,817 amount for Mr. Elledge is comprised of employer matching contributions of $6,000 in the Company’s 401(k) plan and life insurance premium payments of $817.

(7)	Ms. Alexeeva’s base salary pursuant to her employment agreement is $200,000; however, during 2006 Ms. Alexeeva was on maternity leave and she was paid 2/3 of her salary for seven weeks pursuant to the Company’s policy for such leave.

(8)	The $6,563 amount for Ms. Alexeeva is comprised of employer matching contributions of $5,746 in the Company’s 401(k) plan and life insurance premium payments of $817.

(9)	Mr. Lee’s base salary pursuant to his employment agreement was increased from $200,000 to $230,000 effective April 1, 2006. Pursuant to the terms of his agreement, he is entitled to such compensation with reductions being made for compensation paid by affiliated entities. The amount in the table includes all amounts received by Mr. Lee in respect of 2006, whether from the Company or any affiliated entities. During 2006, Mr. Lee was paid an excess of $12,742 due to misreporting of compensation paid by the Company’s business venture, Magticom.

(10)	The $272,449 amount for Mr. Lee is comprised of perquisite payments of $50,554; tax gross-up payments of $221,324 for Mr. Lee’s Georgian taxes (of that amount, $94,068 represents payment of Mr. Lee’s 2004 and 2005 Georgian taxes); and life insurance premium payments of $571. Of the $50,554 of perquisites, $18,000 consists of amounts paid to Mr. Lee for his housing in Georgia, $7,497 for tax return preparation assistance for his Georgian personal income tax return, $6,887 paid to Mr. Lee for medical insurance reimbursement for Mr. Lee and his family, and $18,170 for expenses associated with the provision of an automobile (principally the depreciation of such vehicle) and salary and benefits of a driver for his exclusive use in Georgia.
Grants of Plan-Based Awards for Fiscal Year 2006
     There were no grants of equity-based awards by the Company during fiscal year 2006. The table below shows information regarding the grant of non-equity incentive plan awards in 2006, which, as described in the Compensation Discussion and Analysis section above, the Company awarded as incentive bonuses to Messrs. Hauf and Pyle in October 2006 in connection with a specific, anticipated strategic sale transaction. The conditions required to have been met for the bonuses to be payable are described in the Compensation Discussion and Analysis section above. These conditions were never met; these bonuses were never paid and are no longer payable.
Grants of Plan-Based Awards Table for Fiscal Year 2006

Estimated Future Payouts
Under Non-Equity
Incentive Plan Awards
Name (a)	Target ($)
Mark S. Hauf	15,360,000
Harold F. Pyle, III	1,000,000
B. Dean Elledge	—

Estimated Future Payouts
Under Non-Equity
Incentive Plan Awards
Name (a)	Target ($)
Natalia Alexeeva	—
David Lee	—
     Mr. Hauf’s target incentive bonus was computed as 3.2% of gross proceeds to be received by the Company or its shareholders in the specified transaction described in the 2006 Incentive Bonus Award Agreement. Consummation of such transaction would have resulted in gross proceeds to the Company of $480 million, and 3.2% of this figure is the amount recorded in the table above. Mr. Pyle’s incentive bonus was $1,000,000. For further details regarding these bonuses, please refer to the Compensation Discussion and Analysis section above and the potential payment on termination or change of control section below.
Outstanding Equity Awards at Fiscal Year End 2006
     The following table shows the number of shares underlying exercisable and unexercisable options held by the Company’s Named Executive Officers on December 31, 2006.
Outstanding Equity Awards at December 31, 2006

Number of Securities
	Number of Securities Underlying	Underlying Options (#)	Option Exercise	Option Expiration
Name	Options (#) Exercisable	Unexercisable	Price	Date
Mark S. Hauf	—
Harold F. Pyle, III	100,000(1)	—	$0.36	2/21/2012
B. Dean Elledge	—	—
Natalia Alexeeva	—	—
David Lee	—	—

(1)	All options are fully vested. On February 14, 2007, Mr. Pyle exercised his options.
Option Exercises During Fiscal Year 2006
     There were no exercises of stock options of the Company by any Named Executive Officer during fiscal year 2006.

Potential Payments on Termination or Change in Control
     The following summary describes payments and benefits that would have been due to the Named Executive Officers in the event of an involuntary termination of employment and/or the occurrence of a change in control of the Company, in each case, occurring on December 31, 2006. Amounts that are described in this section for the Named Executive Officers did not become payable on or after December 31, 2006 and, in the case of all such Named Executive Officers other than Mr. Lee, would not be payable if the events described in the preceding sentence were to occur on or after the date of this filing because new arrangements, described in the Compensation Discussion and Analysis section above, are in place for these executives and govern their rights to benefits under the circumstances described above.
     Mr. Hauf. Pursuant to Mr. Hauf’s 2006 Incentive Bonus Award Agreement (described in the Compensation Discussion and Analysis section above), if Mr. Hauf’s employment had been involuntarily terminated or if a specific Company change in control transaction described in that agreement had occurred on December 31, 2006, Mr. Hauf would have had the right to potentially receive a lump sum cash payment of $15,360,000 if certain additional events later occurred. This amount represented an incentive bonus computed as 3.2% of gross proceeds to be received by the Company or its shareholders in the specified transaction described in the 2006 Incentive Bonus Award Agreement. Consummation of such transaction would have resulted in gross proceeds to the Company of $480 million. Mr. Hauf’s bonus would have been payable only if (i) the Company entered into a definitive agreement to consummate the proposed strategic sale transaction or any other sale of the Company or transaction pursuant to which the Company sold all or substantially all of its assets, in each case, by January 31, 2007, (ii) such transaction subsequently closed; and (iii) the holders of shares of Preferred Stock received an amount equal to $68.00 per share of Preferred Stock. If such a transaction had closed on December 31, 2006 or if Mr. Hauf’s employment had been terminated by the Company without “cause” or by him for “good reason” (as such terms were defined in his then existing employment agreement) on December 31, 2006 and a definitive agreement to effect the transaction had been signed by January 31, 2007 and subsequently closed, then Mr. Hauf would have received the bonus on the date of the last payment to holders of Preferred Stock that resulted in such holders receiving at least $68.00 per share (the “Payment Date”). In addition to the bonus, Mr. Hauf was entitled to receive a gross-up payment for any “golden parachute” excise taxes that would have applied to the bonus. We estimate that the amount of this gross-up payment would have been approximately $6,577,430. As stated above, the sale transaction specified in Mr. Hauf’s 2006 Incentive Bonus Award Agreement did not in fact occur at any time, and Mr. Hauf’s employment with the Company has not been terminated for any reason, so the bonus and gross-up payment provided pursuant to the 2006 Incentive Bonus Award Agreement were never paid to Mr. Hauf and are no longer payable.
     Mr. Pyle. Pursuant to the 2006 Incentive Bonus Award Agreement for Mr. Pyle, if the specific Company change in control transaction described in that agreement (which is the same as that described in Mr. Hauf’s agreement, described above), had occurred on December 31, 2006, then Mr. Pyle would have had the right to potentially receive a lump sum payment of $1,000,000 if the events described in clauses (i) through (iii) of the preceding paragraph later occurred. In addition, if the Company terminated Mr. Pyle’s employment on December 31, 2006 without “cause” (as defined in his employment agreement), Mr. Pyle would have had the right to receive a lump-sum cash payment of $416,500 on such date, which is the bonus payable pursuant to his Special SEC Filing Bonus Award Agreement described in the Compensation Discussion and Analysis above, which becomes immediately due upon such a termination. Mr. Pyle would have also had the right to potentially receive the $1,000,000 bonus pursuant to his 2006 Incentive Bonus Award Agreement if a definitive agreement to effect the specific Company change in control transaction described in his 2006 Incentive Bonus Award Agreement had been signed by January 31, 2007 and subsequently closed. That amount would have been paid on the Payment Date. If both such transaction and Mr. Pyle’s termination of employment by the Company without cause had occurred on December 31, 2006, he would have been entitled to both the $1,000,000 and $416,500 payments under the circumstances described in this paragraph. As stated above, the sale transaction specified in Mr. Pyle’s 2006 Incentive Bonus Award Agreement did not in fact occur at any time, and Mr. Pyle’s employment with the Company has not been terminated for any reason, so the incentive bonus provided pursuant to his 2006 Incentive Bonus Award Agreement were never paid to Mr. Pyle and are no longer payable.
     Mr. Elledge. If the Company terminated Mr. Elledge’s employment without “cause” (as defined in his employment agreement) on December 31, 2006, then he would have been entitled to a lump-sum cash payment of $233,000 due under the Special SEC Filing Bonus Award Agreement described in the Compensation Discussion and Analysis above, which becomes immediately due upon such termination. Mr. Elledge would not have been entitled to receive any payment solely upon the occurrence of a change in control of the Company.
     Mr. Lee. If Mr. Lee’s employment with the Company was involuntarily terminated on December 31, 2006, he would have been entitled to a lump sum payment of $257,600 due under his employment agreement described in the Compensation Discussion and Analysis above. This amount is equal to one year of base salary as of December 31, 2006 and the corresponding Georgian personal income tax liability. Mr. Lee would not have been entitled to receive any payment solely upon the occurrence of a change in control of the Company.
     Ms. Alexeeva. Ms. Alexeeva would not have been entitled to receive any payments or benefits upon an involuntary termination of her employment or a change in control of the Company, in each case, occurring on December 31, 2006.

Director Compensation
     The following table sets forth certain information relating to director compensation for each director that was not a Named Executive Officer for the year ended December 31, 2006.
Director Compensation Table for Fiscal 2006

Name	Fees Earned or Paid in Cash ($)	Total ($)
John Steel Chalsty	$33,600	$33,600
David Gale	$33,600	$33,600
Alan K. Greene	$38,200	$38,200
William F. Harley, III	$12,445	$12,445
Wayne Henderson	$38,700	$38,700
Clark A. Johnson	$34,300	$34,300
I. Martin Pompadur	$33,500	$33,500
Stuart Subotnick (1)	$—	$—
Leonard White	$28,500	$28,500

(1)	Mr. Subotnick does not receive remuneration for his services on the Board. However, pursuant to a consulting services agreement between the Company and Metromedia Company, the Company paid Metromedia Company $94,688 for time spent by Mr. Subotnick on matters on behalf of the Company. Metromedia Company is a Delaware general partnership that is partially owned and controlled by Mr. Subotnick.
     During fiscal year 2006, each of the directors who were not employed by the Company or affiliated with Metromedia Company received a $2,000 monthly retainer and were entitled to receive a separate attendance fee for each meeting of the Board or a committee of the Board in which such director participated. During fiscal year 2006, the attendance fees were $1,200 for each meeting of the Board attended by a non-employee director in person and $500 for each meeting of the Board in which a non-employee director participated by conference call. Members of committees of the Board are paid $500 for each meeting attended, except that members of the

Special Committee were paid $1,500 for each meeting attended in person or by conference call.
     Each non-employee director is entitled to $50,000 of life insurance. The Company self-insures for such insurance, thus no insurance premiums were paid on behalf of each non-employee director.
     Several of the directors in the table hold options to purchase Common Stock. These options were all fully vested and exercisable prior to January 1, 2006, and, as such, there is no amount recognized for financial statement reporting purposes with respect to 2006 in accordance with FAS 123 R.
CERTAIN TRANSACTIONS WITH RELATED PERSONS AND CERTAIN CONTROL PERSONS
     Relationship with Metromedia Company
     Metromedia Company and its affiliates are collectively the Company’s largest stockholder, beneficially holding 18,000,994 shares of the Company’s common stock, representing approximately 19.1% of the Company’s outstanding common stock at December 31, 2006. The Company is party to certain agreements and arrangements with Metromedia Company and its affiliates, the material terms of which are summarized below.
     Consulting Agreement
     Metromedia Company provided certain consulting services to the Company on an hourly basis as requested by the Company in the areas of tax, legal and investor relations pursuant to a Consulting Services Agreement (the “CSA”). For the years ended December 31, 2006, 2005 and 2004, the Company paid Metromedia Company consulting fees of $0.1 million, $0.1 million and $0.2 million, respectively pursuant to the CSA.
     Services provided by Metromedia Company pursuant to the CSA have been provided as requested by the Company and have been invoiced to the Company at agreed-upon hourly rates. There is no minimum required level of services. The Company has also been obligated to reimburse Metromedia Company for all of its out-of-pocket costs and expenses incurred and advances paid by Metromedia Company in connection with services performed by it under the CSA. Pursuant to the agreement, the Company agreed to indemnify and hold Metromedia Company harmless from and against any and all damages, liabilities, losses, claims, actions, suits, proceedings, fees, costs or expenses (including reasonable attorneys’ fees and other costs and expenses incident to any suit, proceeding or investigation of any kind) imposed on, incurred by or asserted against Metromedia Company in connection with the agreement, other than those in any way relating to or resulting from the gross negligence or willful misconduct of Metromedia Company, its employees, consultants or other representatives. The CSA continues in effect unless and until

Metromedia Company or the Company provides written notice of termination to the other party, whereupon the CSA will terminate immediately.
     Trademark License Agreement
     The Company is party to a license agreement with Metromedia Company, dated November 1, 1995 (the “License Agreement”), as amended, pursuant to which Metromedia Company has granted the Company a non-exclusive, non-transferable, non-assignable right and license, without the right to grant sublicenses, to use the trade name, trademark and corporate name “Metromedia” in the United States and, with respect to Metromedia International Telecommunications, Inc., worldwide, royalty-free for a term of 10 years. In May 2004, the License Agreement was amended and Metromedia Company granted the Company the right to use the Metromedia Company logo on the same terms as the trademark. In March 2006, the Company and Metromedia Company entered into an extension to the License Agreement, with an effective date of November 2005, whereby all terms and conditions remained in place with the exception that the term of the License Agreement was extended to December 31, 2006. In July 2007, the Company and Metromedia Company entered into a further extension to the License Agreement, whereby all terms and conditions remained in place with the exception of the term of the License Agreement was extended to December 31, 2008.
     The license agreement may be terminated by Metromedia Company upon three months prior written notice to the Company, or upon the occurrence of certain specified events, upon one month’s prior written notice by Metromedia Company to the Company. In addition, Metromedia Company has reserved the right to terminate the license agreement in its entirety immediately upon written notice to the Company if, in Metromedia Company’s sole judgment, the Company’s continued use of “Metromedia” as a trade name would jeopardize or be detrimental to the goodwill and reputation of Metromedia Company.
     Pursuant to the License Agreement, the Company has agreed to indemnify and hold Metromedia Company harmless against any and all losses, claims, suits, actions, proceedings, investigations, judgments, deficiencies, damages, settlements, liabilities and reasonable legal (and other expenses related thereto) arising in connection with the license agreement.
     The Company believes that the terms of each of the transactions described above were no less favorable to the Company than could have been obtained from non-affiliated parties.
     Indemnification Agreements
     In accordance with Section 145 of the General Corporation Law of the State of Delaware, pursuant to the Company’s Restated Certificate of Incorporation, the Company has agreed to indemnify its officers and directors against, among other things, any and all judgments, fines, penalties, amounts paid in settlements and expenses paid or incurred by virtue of the fact that such officer or director was acting in such capacity to the extent not prohibited by law.
     The Company has entered into indemnification agreements with certain directors. These indemnification agreements provide for indemnification of such directors to the fullest extent authorized or permitted by law.
     They also provide for:
•	advancement by the Company of expenses incurred by the director in defending certain litigation;

•	the appointment in certain circumstances of an independent legal counsel to determine whether the director is entitled to indemnification; and

•	the continued maintenance by the Company of directors’ and officers’ liability insurance which currently consists of $10 million of primary coverage and secondary coverage of $5 million.
     The indemnification agreements were approved by the Company’s stockholders at the Company’s 1993 Annual Meeting of Stockholders.
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
     Section 16(a) of the Exchange Act requires that the Company’s directors and executive officers, and persons who beneficially own more than 10% of the outstanding common stock, file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership of the common stock. Such officers, directors and greater than 10% stockholders are required by the regulations of the SEC to furnish us with copies of all reports that they file under Section 16(a). To the Company’s knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, all Section 16(a) filing requirements applicable to the Company’s officers, directors and greater than 10% beneficial owners were complied with by such persons during the year ended December 31, 2006, except that Form 3 reports were inadvertently filed late for Messrs. Henderson, Gale, Lee and Koresh, a Form 4 report was inadvertently filed late for Metromedia Company and a Form 4 report was inadvertently filed late for Mr. Hauf. In addition, on May 17, 2005, Messrs. Subotnick and Kluge filed amendments correcting and updating their respective August 8, 2002 Form 4 reports.
* * *

Appendix A
METROMEDIA INTERNATIONAL
GROUP, INC. AUDIT COMMITTEE
CHARTER
Organization
The Board of Directors has established an audit committee. The Audit Committee must be composed of at least three directors.
Statement of Policy
The Audit Committee shall provide advice and assistance to the Board and its members in fulfilling their responsibilities to the shareholders and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company. In so doing, the Audit Committee shall communicate freely and openly with the directors, the independent auditors, and the financial management of the Company.
Membership
The committee shall be comprised of at least three members who are independent of the management of the Company and are free of any relationship that would interfere with their ability to make independent judgments as an audit committee member.
Each member shall be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement or will become able to do so within a reasonable period of time after his or her appointment to the audit committee. At least one member of the audit committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.
Meeting
The Committee shall meet at least quarterly generally before regular Board of Directors meetings. In no event will any quarterly or annual report on Form 10-Q or Form 10-K, respectively, be filed prior to approval of such report by the audit committee. The Committee may ask members of management or others to attend any meeting of the audit committee and provide pertinent information as its members may deem necessary.
The agenda for each meeting will be prepared by the secretary of the Company and, whenever reasonably practicable, circulated to each member prior to the meeting. A meeting may be held by telephone or action may be taken without a meeting by unanimous written consent setting forth the action so taken, signed by the members of the Audit Committee.

As part of its job to foster open communication, the Audit Committee shall meet at least annually with management and the independent auditor to discuss the quality of the Company’s accounting, including internal control procedures, financial disclosures, and the Company’s accounting principles and their application.
Responsibilities
In carrying out its responsibilities, the Audit Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to assure the directors and shareholders that the corporate accounting and reporting practices of the Company are in accordance with all requirements and are of the highest quality.
In carrying out these responsibilities, the Audit Committee shall:
•	Ensure receipt from the independent auditors of a formal written statement delineating all relationships between the auditor and the Company, consistent with Independence Standards Board Standard 1, and shall engage in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and take, or recommend that the full Board take, appropriate action to oversee the independence of the independent auditor.

•	Review and recommend to the directors the independent auditors to be selected (or nominate the independent auditor to be proposed for shareholder approval in any proxy statement) to audit the financial statements of the Company and its divisions and subsidiaries and to evaluate, and, where appropriate, replace the independent auditor.

•	Meet with the independent auditors and financial management of the Company to review the scope of the proposed audit for the current year, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors.

•	Review with the independent auditors and the Company’s financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed unauthorized, illegal or otherwise improper.

•	Receive, a reasonable time prior to each meeting so as to permit meaningful review, a draft of the Annual Report on Form 10-K or Quarterly Report on Form 10-Q.

•	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Review any proposed changes in accounting principles.

•	Provide sufficient opportunity independent auditors to meet with the members of the Audit Committee without members of management present. Among the items to be discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit.

•	Provide an open avenue of communication the independent auditor and the board of directors.

•	Submit the minutes of all the meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting, with the board of directors.

•	Fully, fairly, and timely disclose all material developments to the board of directors.

•	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.
While the committee has the duties and responsibilities set forth in this charter, the committee is not responsible for planning or conducting the audit or for determining whether the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Similarly, it is not the responsibility of the committee to resolve disagreement, if any, between management and the independent auditors or to ensure that the Corporation complies with all laws and regulations and its Code of Conduct.
     Nothing contained in this charter is intended to, or should be construed as, creating any responsibility or liability of the members of the Committee except to the extent otherwise provided under the Delaware law which shall continue to set the legal standard for the conduct of the members of the Committee.

Appendix B
METROMEDIA INTERNATIONAL GROUP, INC.
COMPENSATION COMMITTEE CHARTER
The Compensation Committee (the “Committee”) of the Board of Directors of Metromedia International Group, Inc. (the “Corporation”) has overall responsibility with respect to designing and/or approving the Management’s design of, and evaluating the executive officer compensation plans, policies, and programs of the Corporation. The Committee shall be responsible for approving the Corporation’s policy with respect to the application of Section 162(m) of the Internal Revenue Code of 1986, as amended, and when compensation may be paid by the Corporation which is not deductible for Federal income tax purposes.
The Committee shall ensure that the Corporation develops a compensation policy that creates a direct relationship between executive officer pay levels and corporate performance and returns to shareholders and vigilantly monitor the results of such policy to assure that the compensation payable to the Corporation’s executive officers provides overall competitive pay levels, creates proper incentives to enhance shareholder value, rewards superior performance, and is justified by the returns available to shareholders, particularly when compared to the returns received by the shareholders of the Corporation’s principal competitors.
The Committee shall have the authority to delegate responsibility for the day-to-day management of executive compensation payable to the executive officers of the Corporation.
Organization
The Corporation’s Board of Directors shall select two or more of its members, each of whom shall not be an employee, to serve as members of the Committee. Each member shall serve at the pleasure of the Board of Directors and for such term or terms as the Board shall determine. The Chairman of the Board of Directors shall designate a Committee Chairman.
Scope
The Committee is charged with the Board of Director responsibility for assuring that the executive officers of the Corporation are effectively compensated in terms of salaries, supplemental compensation, and benefits that are internally equitable and externally competitive.
Tenure
The Committee serves at the pleasure of and is subject to the control and direction of the Board of Directors.
Meetings
The Committee shall meet at least once a year. The agenda of each meeting will be prepared by the Secretary of the Corporation in consultation with the Corporation’s management and, whenever reasonably practicable, circulated to each member prior to the meeting date.
Duties and Responsibilities
The Committee has the responsibility to review and recommend to the Board of Directors the compensation of the Chief Executive Officer and the other Named Executive Officers (as defined by Item 402 (a)(3) of Regulation S-K).

B-1

The Committee is expected to:
•	Review and approve executive payroll salary policy, annual incentive compensation or bonus plans and their distribution, and the design of any new supplemental compensation program applicable to the executive payroll.

•	Upon recommendation of the Corporation’s management, review and approve the number of shares, price per share, and period of duration for stock grants under any approved stock option plan.

•	Review recommendations of the Chief Executive Officer for major or special changes in existing retirement and benefit plans that have application to significant numbers of total employees or that have a significant impact on the Corporation’s profits.

•	Review annually the compensation and allowances for directors as recommended by the Corporation’s management.
Procedural Matters
The Committee will meet at such times as shall be determined by its Chairperson, or upon the request of any two of its members. The Chairperson will preside, when present, at all meetings of the Committee. The Committee will keep a record of its meetings and report on them to the Board of Directors. The Committee may meet by telephone or video conference and may take action by written consent as necessary.
Meetings will be with members of management and with representatives of independent consultants at the request of the Committee. Such meetings will take place so as not to disrupt day to day operations.
The Committee may meet privately with the independent consultants and be free to talk directly or independently with any member of management in discharging its responsibility.
Meeting Schedule of the Compensation Committee
(All meetings to be held prior to or directly after Board meetings, except when otherwise noted.)
March: The Committee shall review and approve by written consent annual bonus payments as early as possible during the succeeding year provided adequate time for the Company to complete its year-end audit, however, such annual bonus payments shall be approved at the March meeting if not previously approved. (May be subject to minor modification after final earnings are determined.) Amounts to be included in the Summary Compensation Table to be included in the Corporation’s Proxy Statement pursuant to Item 402(b) of Regulation S-K shall be approved at the March meeting. Annual stock option review including SAR’s and other long-term incentives. (Official grants to be approved by Board at May meeting.)
November: Annual salary review of Named Executive Officers. (Increase to be effective as of January 1 of the following year.) Appraisal of annual bonus plan format and application. Appraisal of long-term incentive plans for Named Executive Officers. Annual review and appraisal of corporate employee benefit programs and specific benefits of top group.
Whenever appropriate, additional items will be added to the regularly scheduled agenda.

B-2

Appendix C
METROMEDIA INTERNATIONAL GROUP, INC.
(the “Company”)
NOMINATING & GOVERNANCE COMMITTEE CHARTER
This Nominating & Governance Committee Charter supersedes the Nominating Committee
Charter previously adopted by the Board of Directors (the “Board”)
Purpose
The Nominating & Governance Committee shall (a) identify individuals qualified to become Board members (consistent with criteria approved by the Board); (b) select, or recommend that the Board select, the director nominees for the next annual meeting of stockholders; (c) develop and recommend to the Board a set of corporate governance guidelines applicable to the Company; and (d) oversee the evaluation of the Board and management.
Organization
The Nominating & Governance Committee shall consist of three or more directors, each of whom shall satisfy the applicable independence requirements of United States Securities and Exchange Commission rules and regulations, the listing standards, if any, applicable to the Company and any other regulatory requirements. At least one member of the Nominating & Governance Committee shall have experience in matters relating to corporate governance, either as a professional or as a business executive. The members of the Nominating & Governance Committee shall be appointed by the Board. Members of the Nominating & Governance Committee may be removed at any time by action of the Board. The Nominating & Governance Committee’s chairperson shall be designated by the Board or, if it does not do so, the members of the Nominating & Governance Committee shall elect a chairperson by a vote of the majority of the full Nominating & Governance Committee. The Nominating & Governance Committee may form and delegate authority to subcommittees when appropriate.
Meetings
The Nominating & Governance Committee shall meet at least four times per year on a quarterly basis, or more frequently as circumstances require.
Authority and Responsibilities
To fulfill its responsibilities, the Nominating & Governance Committee shall:
1.	Identify individuals qualified to become members of the Board (consistent with criteria approved by the Board) and to select, or recommend that the Board select, the director nominees for the next annual meeting of stockholders.

C-1

2.	Make recommendations to the Board with respect to membership on committees of the Board, other than the Nominating & Governance Committee.

3.	Make recommendations to the Board with respect to potential successors to the Chief Executive Officer.

4.	Receive comments from all directors as to the Board’s performance and report annually to the Board with an assessment of the Board’s performance.

5.	Participate in and oversee the evaluation of management, and report the results of such evaluation to the Board at least annually.

6.	Prepare and recommend to the Board a set of corporate governance guidelines applicable to the Company. Review and reassess the adequacy of such guidelines annually and recommend to the Board any changes deemed appropriate by the Nominating & Governance Committee.

7.	Review and reassess the adequacy of this Charter annually in light of listing standards, if any, applicable to the Company and federal securities laws, and recommend to the Board any changes deemed appropriate by the Nominating & Governance Committee.

8.	Review its own performance annually.

9.	Report regularly to the Board.

10.	Perform any other activities consistent with this Charter, the Company’s by-laws and governing law, as the Nominating & Governance Committee or the Board deems appropriate.
Resources
The Nominating & Governance Committee shall have the sole authority to retain and terminate a search firm to be used to identify director candidates and the authority to retain other professionals to assist it with any background checks.
The Nominating & Governance Committee shall have the sole authority to determine the extent of funding necessary for payment of compensation to any search firm and the authority to determine the extent of funding necessary for payment of compensation to any other professionals retained to advise the Nominating & Governance Committee.

C-2